As Filed with the Securities and Exchange Commission on January 21, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MTC Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	02-0593816
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

4032 Linden Avenue

Dayton, Ohio 45432

Telephone: (937) 252-9199

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael I. Gearhardt

Chief Financial Officer, Senior Vice President and Treasurer

MTC Technologies, Inc.

4032 Linden Avenue

Dayton, Ohio 45432

Telephone: (937) 252-9199

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Christopher M. Kelly, Esq. Jones Day North Point 901 Lakeside Avenue Cleveland, Ohio 44114	Craig E. Chason, Esq. John M. McDonald, Esq. Shaw Pittman LLP 2300 N Street, NW Washington, D.C. 20037

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $0.001 par value per share	4,312,500	$29.25	$126,140,625	$10,204.78

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) promulgated under the Securities Act on the basis of the average of the high and low sales prices of the common stock on The Nasdaq National Market on January 13, 2004, which date is within five business days prior to filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement that is filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 21, 2004

3,750,000 Shares

Common Stock

We are offering 2,250,000 shares of our common stock and the selling stockholder is offering 1,500,000 shares of our common stock through a syndicate of underwriters. The underwriters also have an option to purchase up to an additional 337,500 shares of common stock from us and an additional 225,000 shares from the selling stockholder solely to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

Our common stock is traded on The Nasdaq National Market under the symbol “MTCT.” The last reported sale price of our common stock on The Nasdaq National Market on January 16, 2004 was $29.60.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discount and commission	$	$

Proceeds to us (before expenses)	$	$

Proceeds to selling stockholder (before expenses)	$	$

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2004.

Joint Book-Running Managers

Legg Mason Wood Walker Incorporated	Raymond James

Jefferies Quarterdeck	BB&T Capital Markets

The date of this prospectus is             , 2004.

You should rely only on the information contained in or incorporated by reference into this document. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should not assume that information contained in or incorporated by reference into this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since such date. In this prospectus, unless the context requires otherwise, “we,” “us” and “our” refer to MTC Technologies, Inc. and its consolidated subsidiaries.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the notes to those statements.

MTC Technologies, Inc.

We provide sophisticated systems engineering, information technology, intelligence and program management services, primarily to U.S. defense, intelligence and civilian federal government agencies. Our services encompass the full system life cycle from requirements definition, design, development and integration to upgrade, sustainment and support for mission critical information and weapons systems. For the year ended December 31, 2002 and the nine months ended September 30, 2003, over 87% and 93%, respectively, of our revenue was derived from our customers in the Department of Defense and the intelligence community, including the U.S. Air Force, U.S. Army and joint military commands. Having served the Department of Defense since our founding in 1984, we believe we are well positioned to assist the federal government as it increases its focus on modernizing defense capabilities and maintaining national security.

Our people develop and implement innovative, practical solutions to complex engineering, technical and management problems. We have approximately 1,500 employees, of whom more than 65% hold government security clearances, including approximately 15% with Top Secret clearances or higher. A substantial majority of our employees has prior military or government industry experience and over 70% of our employees work on site at our customers’ facilities. The credentials, experience and locations of our employees allow us to combine a comprehensive knowledge of our customers’ business processes with the practical application of advanced engineering and information technology tools, techniques and methods to create value-added solutions. For the nine months ended September 30, 2003, we generated approximately 83% of our revenue as a prime contractor, where we delivered many mission critical services and solutions. Serving as a prime contractor in close proximity to our customers has allowed us to maintain long-standing relationships that have been important to our growth. We have provided services to the U.S. Air Force since our founding, the U.S. Army for 15 years and NASA for 10 years.

We believe we are well positioned to continue our internal revenue growth by leveraging our existing customer relationships and diverse array of contract vehicles, including General Service Administration (GSA) schedules and Blanket Purchase Agreements (BPAs). Our contract base is diversified with over 290 active contracts, including task orders under GSA schedules and major government-wide acquisition contracts (GWACs), as of September 30, 2003. In July 2001, we were one of six awardees of the U.S. Air Force’s Flexible Acquisition and Sustainment Tool (FAST) contract with a ceiling of $7.4 billion. From the inception of the FAST contract through September 30, 2003, we have been awarded over two-thirds of the dollar value of the $1.4 billion in task orders that have been competitively bid, based on the aggregate potential value of these task orders and assuming the exercise of all option periods. As of September 30, 2003, we have been awarded 51 task orders under the FAST contract with a remaining potential award value of approximately $960 million if all options are exercised. We have the potential to compete for hundreds of millions of dollars in task orders each year over the remaining contract life of approximately four and a half years, as the U.S. Air Force maintains and modernizes aircraft and weapons systems.

We have increased revenue from $76.0 million for the year ended December 31, 2000 to $118.5 million for the year ended December 31, 2002, a compound annual growth rate of 24.9%, substantially all of which resulted from organic growth. For the nine months ended September 30, 2003, revenue grew to $129.1 million from $81.9 million for the comparable period in 2002, representing a growth rate of 57.6%. Over this time period, our organic growth rate was 46.5%. As of September 30, 2003, we had total backlog of approximately $1.2 billion, of which approximately $136 million was funded. See “Business — Backlog” on page 50.

Market Opportunity

The federal government is the largest purchaser of services and solutions in the U.S. with a total annual budget for 2004 of $2.2 trillion. The discretionary budget for defense and non-defense items accounts for $782 billion, representing more than one-third of the total budget. The national defense budget is expected to grow at a compound annual growth rate of 4.7%, from $399.7 billion in federal fiscal year 2004 to $480.8 billion in federal fiscal year 2008. Budgets for civilian agencies that we support, such as NASA, are included in the non-defense portion. Information technology continues to be a focus area across all organizations in the federal government. The independent government market research firm, INPUT, predicts that contracted information technology spending will grow from approximately $45 billion in 2003 to approximately $68 billion in 2008, a compound annual growth rate of 8.5%. There are several key factors which we believe will continue to drive the growth of the federal government market:

•	increased spending on national defense, intelligence and homeland security;

•	ongoing modernization of information technology and communication infrastructures;

•	increased reliance of government customers on outsourced technology services;

•	increased emphasis on defense system sustainment and modernization; and

•	continued evolution of federal government procurement practices.

Our Strengths

We believe we are well positioned to meet the rapidly evolving needs of the U.S. defense, intelligence and civilian federal government agencies for sophisticated systems engineering, information technology, intelligence and program management services because we possess important business strengths, including the following:

Strategically Aligned with Department of Defense’s Key Initiatives. Our services and solutions are well aligned with several of the Department of Defense’s top priorities including: pursuing the war on global terrorism; strengthening the joint warfighting capabilities; transforming the armed services; and optimizing intelligence capabilities. For example, we are helping to fight the war on terrorism by modernizing the systems and technologies on military aircraft and ground vehicles for the U.S. Air Force and the U.S. Army. In addition, our experience and skills in network design and connectivity are being used to strengthen joint warfighting capabilities by enhancing communications technologies that coordinate military forces on the battlefield.

Broad Capabilities and Contract Vehicles. We have domain expertise in many of our customers’ systems and infrastructures that allows us to provide total systems solutions. Our services encompass the full system life cycle from requirements definition, design, development and integration to upgrade, sustainment and support for mission critical information and weapons systems. In addition, our customers are able to access our services efficiently and rapidly through our diverse contract vehicles, eliminating the time-consuming pre-qualification process necessary if these contract vehicles were not already in place. For the period ended September 30, 2003, we were the prime contractor on contracts that generated approximately 83% of our revenue.

Highly Qualified Staff with Security Clearances. We emphasize hiring and retaining an experienced and skilled staff that is augmented with former high-ranking military personnel. A substantial majority of our employees has prior military or government industry experience. Over 65% of our employees have government security clearances with approximately 15% holding Top Secret security clearances or higher. Moreover, many of our staff are specialists in certain key areas, including Special Operations Forces, Signals Intelligence, Measurement and Signatures Intelligence, and Imagery Intelligence.

Experienced and Disciplined Management Team. Substantially all of the members of our senior management team possess in excess of 20 years of combined military and government industry experience, with nearly two-thirds of them having served as senior military or intelligence officers, providing the experience and leadership capabilities needed to continue our growth. Our key operational managers average more than nine years of tenure with us. All of our senior managers benefit from an internal training program that provides them with the financial and management skills to complete projects on time while minimizing costs, resulting in maximized margins. Our training methodology and processes have formed the foundation for our ISO program and were instrumental in our achievement of ISO certification in 2002.

Strong Customer Relationships Built on Outstanding Technical Performance. We have a successful track record of fulfilling our customers’ needs, as demonstrated by our long-term relationships with many of our largest customers and our routinely high customer performance ratings. Our historical performance has resulted in a re-compete win rate in excess of 95% over the last five years on contracts and task orders. We have supported technical services programs for the U.S. Air Force for 19 years and similar programs for the U.S. Army for 15 years. In addition, we have supported the intelligence community for 16 years and provided business and highly technical modeling and simulation support to NASA for 10 years.

Responsive Bidding Practices. Our flexible management structure, culture and bid tracking system allow us to respond quickly to new business opportunities. While our infrastructure allows us to be sophisticated and organized in our bidding practices, our flat organizational structure promotes timely and rapid decisions. We empower our employees with the authority to identify, assess, pursue and respond to new business opportunities. Our tracking system incorporates a web-based system that is accessible to potential subcontractors and coordinates the dissemination of information and the collection of proposals on a real-time basis. In light of recent federal procurement reform, we believe that our ability to respond quickly to bids provides us a competitive advantage.

Our Growth Strategy

Our objective is to grow our business profitably while strengthening our primary competencies in systems engineering, information technology, intelligence and program management services. Our growth will primarily be targeted with U.S. Air Force, Land Forces (U.S. Army and U.S. Marine Corps) and National Security customers, where we address their needs in requirements generation, materiel acquisition, modernization and force sustainment.

Our primary strategies to accomplish this goal include:

Grow Business with Our Existing Customers. Many of our customers have increasing requirements and responsibilities due to the government’s emphasis on defense and national security and the increased deployment of military personnel. As a result, our customers continue to outsource more of their existing activities, while introducing new program areas that we believe we can support. Our diverse capabilities allow us to provide a wide variety of services to our existing customers as they expand their activities. We believe our high level of customer satisfaction and our depth of knowledge about our customers’ business processes enhance our position to provide these additional services.

Expand Our Customer Base. We intend to build on our long-term customer relationships, comprehensive skill base, diverse contract vehicles and industry reputation to expand our customer base. We intend to focus on those areas that we believe provide long-term opportunities for growth and where we can provide high value-added services. Our large contract portfolio allows us to rapidly respond and provide support to new customers. We believe our strong past performance ratings and industry reputation combined with our contract portfolio enable us to compete effectively for new customers.

Continue Our Disciplined Pursuit of Strategic Acquisitions. We will continue to enhance our internal growth by selectively pursuing strategic acquisitions of businesses that can broaden our domain expertise and primary service offerings. We will continue to be highly selective in our acquisition program and will focus on acquiring businesses, such as our recent acquisitions of International Consultants, Inc. (ICI) and Vitronics Inc. (Vitronics), that primarily provide value-added services and solutions for U.S. Air Force, Land Forces and National Security customers.

Recent Developments

Acquisition of International Consultants, Inc. In October 2003, we acquired ICI. Substantially all of ICI’s revenue for the nine months ended September 30, 2003 was derived from customers in the Department of Defense, primarily with the U.S. Army. ICI specializes in program management, information technology and logistics services. ICI has three operating locations and provides support to customers such as the U.S. Army Forces Command (FORSCOM) and the Tank-Automotive and Armaments Command (TACOM). ICI has over 250 employees and generated $18.6 million in revenue for the nine months ended September 30, 2003. The initial purchase price for ICI was $9.9 million, which consisted of shares of our common stock with a value of $2.4 million and the repayment of $7.5 million of ICI’s indebtedness. We also made a $3.5 million earn-out payment to the former shareholders of ICI in January 2004 and could be required to pay up to an additional $5.6 million if certain performance goals are achieved.

Acquisition of Vitronics Inc. In October 2003, we acquired Vitronics. For the nine months ended September 30, 2003, substantially all of Vitronics’ revenue was derived from customers in the Department of Defense. Vitronics specializes in systems engineering, information technology, software development, research and development, and systems integration services. Vitronics’ key customers include the U.S. Army’s Communications Electronics Command (CECOM) and the Defense Advanced Research Projects Agency (DARPA). The business we purchased has over 90 employees and generated $12.4 million in revenue for the nine months ended September 30, 2003. The initial purchase price for Vitronics was $8.8 million. We expect to pay an additional $0.8 million to the former shareholders of Vitronics if certain performance goals are achieved.

Expansion of Credit Facility. In January 2004, we amended the terms of the agreement governing our credit facility to increase our line of credit to $55 million. The amendment allows us to increase the total line of credit to $80 million, subject to the lenders’ approval and our satisfaction of certain conditions. Additionally, the amendment increases the maximum amount of capital expenditures that we may make and allows us more flexibility to make acquisitions.

Information About MTC Technologies, Inc.

We were incorporated in Delaware in April 2002 to hold all of the capital stock of our principal subsidiary, MTC Technologies, Inc., an Ohio corporation formerly known as Modern Technologies Corp., which was founded in 1984. Our principal executive offices are located at 4032 Linden Avenue, Dayton, Ohio 45432. Our telephone number at that address is (937) 252-9199. Our website is www.mtctechnologies.com. The information on our website is not a part of this prospectus.

MTC® is our registered trademark.

The Offering

Common stock offered by us	2,250,000 shares
Common stock offered by the selling stockholder	1,500,000 shares
Common stock to be outstanding immediately after this offering	15,460,946 shares
Use of proceeds

We expect to use the net proceeds from the sale of shares by us for working capital and general corporate purposes, including possible acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholder. See “Use of Proceeds” on page 20.

Over-allotment option

We have granted the underwriters an option to purchase up to an additional 337,500 shares of common stock and the selling stockholder has granted the underwriters an option to purchase up to an additional 225,000 shares of common stock solely to cover over-allotments.

Nasdaq symbol	MTCT

The number of shares of our common stock to be outstanding after the offering is based on the number of shares of our common stock outstanding as of December 31, 2003. Unless we specifically state otherwise, the information contained in this prospectus:

•	is based on the assumption that the underwriters will not exercise the over-allotment option granted to them by us and the selling stockholder; and

•	excludes 148,920 shares of common stock reserved for issuance upon the exercise of options granted under our 2002 Equity and Performance Incentive Plan and any shares of common stock that have been or may be issued to the former shareholders of ICI upon the achievement of certain performance goals.

Risk Factors

See “ Risk Factors” beginning on page 8 for a discussion of material risks that prospective purchasers of our common stock should consider.

Summary Consolidated Financial Data

The tables below set forth our summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003. The summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements. The summary consolidated financial data for the periods ended September 30, 2002 and 2003 and as of September 30, 2003 are derived from our unaudited consolidated financial statements. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Our results of operations for the nine months ended September 30, 2003 are not necessarily indicative of our operating results for 2003 or any other future period.

Prospective investors should read the summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, included elsewhere in this prospectus.

The “As Adjusted” column in the consolidated balance sheet data below gives effect to the sale of the 2,250,000 shares of common stock we are offering at an assumed public offering price of $29.60 per share, the last reported sale price of our common stock on January 16, 2004, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

				(Unaudited)
	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
	(dollar amounts in thousands, except per share data)
Income statement data:
Revenue	$75,961	$92,590	$118,540	$81,930	$129,096
Cost of revenue	61,866	75,248	96,356	66,633	107,722

Gross profit	14,095	17,342	22,184	15,297	21,374
General and administrative expenses excluding management fees to related party and stock compensation expense	4,965	5,074	7,792	5,449	7,117
Management fees to related party (1)	2,549	2,395	556	556	—
Stock compensation expense (2)	—	—	5,215	5,215	—

Total general and administrative expenses	7,514	7,469	13,563	11,220	7,117
Intangible asset amortization (3)	471	1,086	119	—	356

Operating income	6,110	8,787	8,502	4,077	13,901
Net interest expense (income)	618	570	160	252	(225)

Income from continuing operations before income tax expense (benefit)	5,492	8,217	8,342	3,825	14,126
Income tax expense (benefit)	—	—	656	(1,067)	5,608

Income from continuing operations	5,492	8,217	7,686	4,892	8,518
Loss from discontinued operations (4)	(1,182)	(453)	—	—	—

Net income	$4,310	$7,764	$7,686	$4,892	$8,518

Earnings per common share from continuing operations:
Basic	$0.56	$0.83	$0.67	$0.45	$0.65
Diluted	$0.56	$0.83	$0.67	$0.44	$0.65
Weighted average basic shares outstanding	9,887,482	9,887,482	11,405,351	10,911,890	13,041,024
Weighted average diluted shares outstanding	9,887,482	9,887,482	11,538,802	11,030,906	13,134,983

	(Unaudited) September 30, 2003
	Actual	As Adjusted
Balance sheet data:
Working capital	$46,138	$108,908
Total assets	88,705	151,475
Long-term obligations	—	—
Stockholders’ equity	58,827	121,597

(1)	The management fees to a related party were paid to a wholly owned affiliate of our then sole stockholder. The nature of the services received from the affiliate included our then sole stockholder’s services as our Chief Executive Officer, assistance with negotiating financing arrangements, assistance with evaluating acquisition candidates and legal services. These fees ceased on March 31, 2002.
(2)	Non-cash stock compensation expense of $5.2 million was recognized in March 2002 in connection with the issuance to three senior executives of non-qualified options to purchase 415,273 shares of common stock pursuant to Rule 701 under the Securities Act. The charge represents the difference between the option price of $4.19 and the estimated fair market value of the common stock on the date of grant of $16.75 per share. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note O to our audited consolidated financial statements for the year ended December 31, 2002, included elsewhere in this prospectus.
(3)	We adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, and discontinued the amortization of goodwill as of that date. In addition, we achieved full amortization of the purchase price allocated to the contracts of RJO Enterprises, Inc. in September 2001. In October 2002, after acquiring AMCOMP Corporation (AMCOMP), we began amortizing the $3.0 million of purchase price allocated to the contracts of AMCOMP over their estimated useful life of 6.5 years as determined by an independent appraisal.
(4)	In anticipation of our initial public offering, we disposed of or discontinued substantially all of our operations that were not related to our core business. For more information, please see Note I to our audited consolidated financial statements for the year ended December 31, 2002, included elsewhere in this prospectus.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before purchasing our common stock. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our stock. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations or results. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We depend on contracts with the U.S. federal government for substantially all of our revenue.

For the year ended December 31, 2002 and for the nine months ended September 30, 2003, we derived approximately 93% and 96%, respectively, of our revenue from federal government contracts, either as a prime contractor or a subcontractor. We expect that federal government contracts will continue to be the primary source of our revenue for the foreseeable future. If we were suspended or debarred from contracting with the federal government generally, or any significant agency in the intelligence community or Department of Defense, or if our reputation or relationship with government agencies were impaired or the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition or operating results would be materially harmed.

We could be debarred or suspended for, among other things, actions or omissions that are deemed by the government to be so serious or compelling that they affect our contractual responsibilities. For example, we could be debarred for committing a fraud or criminal offense in connection with obtaining, attempting to obtain or performing a contract, or for embezzlement, fraud, forgery, falsification or other causes identified in Subpart 9.4 of the Federal Acquisition Regulations. In addition, changes in federal government contracting policies could directly affect our financial performance. Among the factors that could materially adversely affect our federal government contracting business are:

•	budgetary constraints affecting federal government spending generally, or defense and intelligence spending in particular, and annual changes in fiscal policies or available funding;

•	changes in federal government programs, priorities, procurement policies or requirements;

•	new legislation, regulations or government union pressures, on the nature and amount of services the government may obtain from private contractors;

•	federal governmental shutdowns (such as occurred during the government’s 1996 fiscal year) and other potential delays in the government appropriations process; and

•	delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems, or for other reasons.

These or other factors could cause federal governmental agencies, or prime contractors where we are acting as a subcontractor, to reduce their purchases under contracts, to exercise their right to terminate contracts or to not exercise options to renew contracts, any of which could have a material adverse effect on our financial condition and operating results.

Our FAST contract is likely to affect our operating results.

FAST is a multiple award, Indefinite Delivery Indefinite Quantity (IDIQ) contract with a $7.4 billion ceiling supporting the U.S. Air Force over its approximate four and a half year remaining life. The FAST contract accounted for approximately 17% and 36% of our revenue for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. If the FAST contract is terminated, or if we fail to be awarded tasks as anticipated, our revenue growth could suffer. Although we believe the FAST contract presents an opportunity for significant additional growth and expansion of our services, we expect that many of the task orders we may be awarded under the FAST contract will be for program management services, which historically have been less profitable than our other activities. In addition, the FAST contract involves a significantly greater use of subcontractors than we have used historically. Margins on subcontractor-based revenue are typically lower than the margins on our direct work. Since the FAST contract is expected to be a significant part of our business for the next several years, we anticipate our operating income, as a percentage of total revenue, will diminish.

We face competition, including under the FAST contract, from other firms, some of which have substantially greater resources, industry presence and name recognition.

We operate in highly competitive markets and generally encounter intense competition to win contracts and task orders. We compete with many other firms, ranging from small specialized firms to large diversified firms, some of which have substantially greater financial, management and marketing resources than we do. For example, under the FAST contract, we regularly compete for task orders with companies that have annual operating revenue exceeding $20 billion. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as geographic presence, price and the availability of key professional personnel. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

Our revenue will be adversely affected if we are unable to retain our Aeronautical Systems Center Blanket Purchase Agreement (ASC/BPA) when it expires in September 2005.

Historically, a significant amount of our revenue has been earned under the ASC/BPA. For example, revenue under the ASC/BPA was approximately 20% and 14% of our total revenue for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively, and the largest task order under the ASC/BPA amounted to approximately 2% of our total revenue for the year ended December 31, 2002 and the nine months ended September 30, 2003. The ASC/BPA expires on September 30, 2005. The ASC/BPA was originally awarded as a small business set aside contract and, therefore, we may not be able to retain the contract when it expires. Our revenue will be adversely affected if we are unable to retain the ASC/BPA or if we are unable to convert work previously performed under the ASC/BPA to other contract vehicles on terms and conditions that are as favorable to us or at all.

If our subcontractors fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.

Our performance of government contracts may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. There is a risk that we may have disputes with subcontractors concerning a number of issues, including the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, or our decision not to extend existing task orders or issue new task orders under a subcontract. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as a prime contractor. As we continue to expand into the program management area under the FAST contract, our exposure to this risk will increase as a result of our reliance on subcontractors that provide specialized products. In extreme cases, subcontractor performance deficiencies could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

Each of our contract types, to differing degrees, involves the risk that we could underestimate our costs, and, accordingly, a change in our contract mix could increase our risk of incurring losses.

We enter into three types of federal government contracts for our services: time-and-materials, fixed-price and cost-plus. For the nine months ended September 30, 2003, we derived 52%, 34% and 14% of our revenue from time-and-materials, fixed-price and cost-plus contracts, respectively. For the year ended December 31, 2002, these percentages were 61%, 24% and 15% of our revenue from time-and-materials, fixed-price and cost-plus contracts, respectively.

Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of performance, which may result in a reduced profit or a loss on the contract for us. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume minimal financial risk on time-and-materials contracts because we only assume the risk of performing those contracts at negotiated hourly rates. Under fixed-price contracts, we perform specific tasks for a fixed price, which means we assume higher risk. Compared to time-and-materials and cost-plus contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns and receive the benefit of cost savings. Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-plus contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs. Because we assume the most risk for cost overruns and contingent losses on fixed-price contracts, an increase in the percentage of fixed-price contracts in our contract mix would increase our risk of suffering losses.

Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract. Although we believe that we have recorded adequate provisions in our consolidated financial statements for losses on our contracts, our contract loss provisions may not be adequate to cover all actual losses that we may incur in the future.

Our quarterly operating results may vary widely.

Our quarterly revenue and operating results may fluctuate significantly in the future. A number of factors cause our revenue, cash flow and operating results to vary from quarter to quarter, including:

•	fluctuations in revenue earned on fixed-price contracts and contracts with a performance-based fee structure;

•	commencement, completion or termination of contracts during any particular quarter;

•	timing of spending activities by the federal government;

•	variable purchasing patterns under government GSA schedules, BPAs and IDIQ contracts;

•	changes in Presidential administrations, Congressional majorities and other senior federal government officials that affect the funding of programs;

•	changes in policy or budgetary measures that adversely affect government contracts in general;

•	the timing, nature and cost of hardware requirements for our program management services, particularly in light of our expected expansion of these services under the FAST contract; and

•	scheduling of holidays and vacations, which reduce revenue without a significant reduction in costs.

Changes in the volume of services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire, are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and Executive approval in a timely manner.

Our senior management is important to our customer relationships.

We believe that our success depends in large part on the continued contributions of our senior management team. We rely on our executive officers and senior managers to generate business and execute programs successfully. In addition, the relationships and reputations that members of our management team have established and continue to maintain with government and military personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. The loss of any member of our senior management team could impair our ability to identify and secure new contracts.

Failure to maintain strong relationships with other contractors could result in a decline in our revenue.

For the year ended December 31, 2002 and for the nine months ended September 30, 2003, we derived approximately 23% and 17%, respectively, of our revenue from contracts in which we acted as a subcontractor to other contractors or from teaming activities in which we and other contractors have formed to bid on and execute particular contracts or programs. We expect to continue to depend on relationships with other contractors for a portion of our revenue in the foreseeable future. Our business, prospects, financial condition or operating results could be adversely affected if other contractors eliminate or reduce their subcontracts or teaming relationships with us, either because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business, or if the government terminates or reduces these other contractors’ programs or does not award them new contracts. Consolidation in the industry may result in increased cost and lack of availability of subcontractors, which could adversely affect our business, prospects, financial condition or operating results.

We must recruit and retain skilled employees to succeed in our labor-intensive business.

We believe that an integral part of our success is our ability to provide our customers with skilled employees who have advanced information technology and engineering technical services skills and who work well with our customers. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted. We obtain some of our contracts on the strength of certain personnel our customers consider key to our successful performance under these contracts. If we are unable to hire and retain these key personnel, these customers may not continue to fund the contracts or award task orders to us.

If we fail to manage our growth, including the expansion of our program management activities under the FAST contract, our revenue and earnings could be adversely impacted.

Our business strategy is to continue to expand our operations, including the expansion of our program management activities under the FAST contract. This strategy may strain our management, operational and financial resources. If we make mistakes in deploying our financial or operational resources or fail to hire the additional qualified personnel necessary to support higher levels of business, our revenue and earnings could be adversely affected.

Covenants in our credit facility may restrict our financial and operating flexibility, including our ability to pursue strategic acquisitions.

Although we have not had any outstanding borrowings under any credit facility since shortly after our initial public offering, we have established a credit facility with a group of lenders. This credit facility, as recently amended, provides for an initial line of credit of $55 million. At our request, the total line of credit may increase to $80 million, subject to the lenders’ approval and our satisfaction of certain conditions.

We are subject to certain covenants that limit or restrict our ability, among other things, to borrow money outside of the amounts committed under our credit facility; to make acquisitions; to dispose of our assets outside the ordinary course of business; to use borrowings for particular purposes; to create or hold subsidiaries; to transfer equity interests in subsidiaries; to extend credit or become a guarantor; to encumber our property or assets; to invest more than a limited amount in fixed assets or improvements; to change our accounting policies or the nature of our business; to purchase real estate; to merge or consolidate; and to pay dividends. The agreement also requires us to maintain specified financial standards relating to our tangible net worth, our net worth, our fixed charge coverage, our interest coverage and the ratio of our funded indebtedness to our adjusted earnings. We are also subject to other financial covenants that are typical to an agreement of this type. In addition, the ratio of our funded indebtedness to our adjusted earnings can affect the interest rates we pay, even if we satisfy the minimum required standard. Our ability to satisfy these standards can be affected by events beyond our control, and we cannot assure you that we will satisfy them. We have pledged substantially all our personal property to secure our repayment of any borrowings that we make under our credit facility. Any default by us under our credit agreement could have a material adverse effect on our business if the default is not waived by our creditors. In addition, any refusal by our lenders to consent to certain transactions could prohibit us from undertaking actions that are necessary to maintain or expand our business.

We may have difficulty identifying and completing acquisitions on favorable terms and, therefore, may grow at slower than anticipated rates.

While we have limited acquisition experience, one of our key growth strategies is to selectively pursue acquisitions of companies that provide services to specific governmental agencies. Since our initial public offering, we have completed acquisitions of three complementary businesses. Through acquisitions, we hope to expand our base of federal government clients, increase the range of solutions that we offer our clients and deepen our penetration of existing clients. We may encounter difficulty identifying suitable acquisition candidates at prices that we consider appropriate. Even if we identify an appropriate acquisition candidate, we may not be able to negotiate satisfactory terms for the acquisition or finance the acquisition. If we fail to complete acquisitions, we may not grow as rapidly as the market expects, which could adversely affect the market price of our common stock.

We may have difficulty integrating the operations of any companies that we acquire, which may adversely affect our results of operations.

The success of our acquisition strategy will depend upon our ability to successfully integrate any businesses that we may acquire into our existing business. The integration of acquired business operations could disrupt our business by resulting in unforeseen operating difficulties, diverting management’s attention from day-to-day operations and requiring significant financial resources that would otherwise be used for the ongoing development of our business. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. Further, our decision to acquire a company may not be driven by cost efficiencies, synergies or increasing revenue. For example, we may seek to acquire one or more of our subcontractors because we do not want to risk losing our relationship with the subcontractor if it is acquired by one of our competitors. In addition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. Any of these outcomes could adversely affect our results of operations.

RISKS RELATED TO GOVERNMENT CONTRACTING

Federal government spending priorities may change in a manner adverse to our business.

Our business depends upon continued federal government expenditures on intelligence, defense and other programs that we support. The overall U.S. defense budget declined from time to time in the late 1980s and the early 1990s. While spending authorizations for intelligence and defense-related programs by the government have increased in recent years, and in particular after the September 11, 2001 terrorist attacks, future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. A significant decline in government expenditures, or a shift of expenditures away from programs that we support, could adversely affect our business, prospects, financial condition or operating results.

Our federal government contracts may be terminated by the government at any time, and if we do not replace them, our operating results may be adversely affected.

We derive most of our revenue from federal government contracts that typically span one or more base years and one or more option years. The option periods may cover more than half of the contract’s potential duration. Federal government agencies generally have the right not to exercise these option periods. In addition, our contracts typically also contain provisions permitting a government customer to terminate the contract for its convenience, as well as for our default. A decision by a government agency not to exercise option periods or to terminate contracts could result in significant revenue shortfalls.

If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. We cannot recover anticipated profit on terminated work. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source.

Federal government contracts contain other provisions that may be unfavorable to contractors.

Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts. As described above, these allow the government to terminate a contract for convenience or decline to exercise an option to renew. They also permit the government to do the following:

•	reduce or modify contracts or subcontracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	claim rights in products and systems produced by us; and

•	suspend or debar us from doing business with the federal government.

We must comply with complex procurement laws and regulations.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our customers and may impose added costs on our business. Among the most significant regulations are:

•	the Federal Acquisition Regulations, and agency regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Moreover, we are subject to industrial security regulations of the Department of Defense and other federal agencies that are designed to safeguard against foreigners’ access to classified information. If we were to come under foreign ownership, control or influence, our federal government customers could terminate or decide not to renew our contracts, and it could impair our ability to obtain new contracts.

Our contracts are subject to audits and cost adjustments by the federal government.

The federal government audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. Like most large government contractors, our direct and indirect contract costs are audited and reviewed on a continual basis. Although audits have been completed on our incurred contract costs through 2000, audits for costs incurred or work performed after 2000 remain ongoing and, for much of our work in recent years, have not yet commenced. In addition, non-audit reviews by the government may still be conducted on all our government contracts. An audit of our work, including an audit of work performed by companies we have acquired or may acquire, could result in a substantial adjustment to our revenue because any costs found to be improperly allocated to a specific contract will not be reimbursed, and revenue we have already recognized may need to be refunded. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of claims and profits, suspension of payments, treble damages, statutory penalties, fines and suspension or debarment from doing business with federal government agencies, which could materially adversely affect our business, prospects, financial condition or operating results. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us.

Restrictions on or other changes to the federal government’s use of service contracts may harm our operating results.

We derive a significant amount of revenue from service contracts with the federal government. The government may face restrictions from new legislation, regulations or government union pressures on the nature and amount of services the government may obtain from private contractors. For example, the Truthfulness, Responsibility and Accountability in Contracting Act, proposed in 2001, would have limited and severely delayed the government’s ability to use private service contractors. Although this proposal was not enacted, it or similar legislation could be proposed at any time. Any reduction in the government’s use of private contractors to provide services would adversely impact our business.

Our participation in the competitive bidding process, from which we derive significant revenue, presents a number of risks.

We derive significant revenue from federal government contracts that were awarded through a competitive bidding process. Most of the business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the:

•	need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•	substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

•	need to accurately estimate the resources and cost structure that will be required to service any contract we are awarded; and

•	expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

In addition, pricing pressures may arise from increased competition and therefore reduce our operating margins.

If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for services that are provided under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected.

We may not receive the full amount authorized under contracts that we have entered into and may not accurately estimate our backlog and GSA schedule contract value.

The maximum contract value specified under a government contract that we enter into is not necessarily indicative of revenue that we will realize under that contract. For example, we derive some of our revenue from government contracts in which we are not the sole provider, meaning that the government could turn to other companies to fulfill the contract, and from IDIQ contracts, which specify a maximum but only a token minimum amount of goods or services that may be provided under the contract. In addition, Congress often appropriates funds for a particular program on a yearly basis, even though the contract may call for performance that is expected to take a number of years. As a result, contracts typically are only partially-funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. As described above, most of our existing contracts are subject to modification and termination at the federal government’s discretion. Moreover, we cannot assure you that any contract included in our estimated contract value that generates revenue will be profitable. Nevertheless, we look at these contract values, including values based on the assumed exercise of options relating to these contracts, in estimating the amount of our backlog. Because we may not receive the full amount we expect under a contract, our backlog may not accurately estimate our revenue. Also, in recent years we have been deriving an increasing percentage of our revenue under GSA schedules. GSA schedules are procurement vehicles under which government agencies may, but are not required to, purchase professional services or products. We have developed a method of calculating GSA schedule value that we use to evaluate estimates for the revenue we may receive under our GSA schedules. We believe our method of determining GSA schedule value is based on reasonable estimates and assumptions. However, there can be no assurance that our methodology accurately estimates GSA schedule value. Estimates of future revenue included in backlog and GSA schedule value are not necessarily precise and the receipt and timing of any of this revenue is subject to various contingencies, many of which are beyond our control. For a discussion of these contingencies, see “Business—Backlog” on page 50. We may never realize the revenue on programs included in backlog and GSA schedule value.

Security breaches in classified government systems could adversely affect our business.

Many of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified systems for federal government customers. Losses that we could incur from such a security breach could exceed the policy limits that we have for errors and omissions insurance, which generally do not exceed $1 million per task order awarded.

Our business is dependent upon obtaining and maintaining required security clearances.

Many of our federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with federal government requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-compete on expiring contracts or follow-on task orders.

Our employees may engage in misconduct or other improper activities.

We are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with federal government procurement regulations and failing to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of our customers’ sensitive or classified information, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

Our stock price may be extremely volatile, and you may not be able to resell your shares at or above the offering price.

Prior to June 28, 2002, there was no public market for our common stock. An active trading market for our common stock may not be sustained, which could affect your ability to sell your shares.

Additionally, the price of our common stock after this offering may fluctuate widely, depending upon many factors, including:

•	our perceived prospects;

•	the prospects of the information technology and government contracting industries in general;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	changes in general valuations for information technology and technical services companies; and

•	changes in general economic or market conditions and broad market fluctuations.

Sustained threats of terrorist attacks and global unrest contributed to an economic slowdown and to instability in the U.S. and other global financial equity markets. The armed hostilities that were initiated as a result of these attacks and future responses by the federal government may lead to further acts of terrorism in the United States or elsewhere, and such developments could cause instability in global financial markets. All of these factors may increase the volatility of, or decrease, our stock price and could have a material adverse effect on your investment in our common stock. As a result, our common stock may trade at prices significantly below the offering price, and you could lose all or part of your investment in the event you choose to sell your shares.

The selling stockholder, who is our founder and Chairman of our board of directors, will continue to have a significant ownership interest in our company.

Upon completion of this offering, the selling stockholder will own or control 35.7% of the voting power and outstanding shares of the common stock. Accordingly, the selling stockholder will have significant influence on all matters submitted to a vote of the holders of our common stock. The selling stockholder’s voting power may have the effect of discouraging transactions involving an actual or a potential change of control of our company, regardless of whether a premium is offered over then-current market prices.

We currently conduct, and in the past we have conducted, business with entities that are controlled by or otherwise related to the selling stockholder.

The interests of the selling stockholder may conflict with the interests of other holders of our common stock.

We have contracts with entities that are owned or controlled by, or otherwise affiliated with, the selling stockholder.

We currently lease one of our properties from BC Real Properties, LLC, which is controlled by the selling stockholder. We have also made arrangements to use aircraft owned by the selling stockholder’s family limited partnership or jointly owned by us and the selling stockholder’s family limited partnership. From time to time, we enter into subcontracting relationships with other government contractors that are affiliated with the selling stockholder. While we believe that the terms and conditions of these agreements with entities owned or controlled by, or otherwise affiliated with, the selling stockholder reflect or will reflect prevailing market conditions, we cannot assure you that they are or will be as favorable to us as the terms and conditions that might be negotiated by independent parties on an arm’s-length basis.

A substantial number of shares of our common stock are eligible for sale by the selling stockholder, which could affect the market price of our common stock.

After this offering, based on the number of shares of our common stock outstanding as of December 31, 2003, approximately 15,460,946 shares of our common stock will be outstanding. Of these shares, the selling stockholder will beneficially own 5,525,752 shares, or 35.7% of our outstanding common stock, all of which will be eligible for sale by the selling stockholder under Rule 144 of the Securities Act, subject to the volume restriction and manner of sale requirements imposed on affiliates. However, as a result of the contractual lock-up restriction described below, the selling stockholder will be restricted from selling any shares for a limited time period after the date of this prospectus.

We cannot predict the effect that any future sales of shares of our common stock by the selling stockholder, or the availability of such shares for sale, will have on the market price of our common stock. We believe that sales of substantial numbers of shares of our common stock by the selling stockholder, or the perception that such sales could occur, could depress or otherwise adversely affect the market price of our common stock, which could make it difficult or impossible for us to sell additional shares of common stock when we need to raise capital.

In conjunction with this offering, the selling stockholder has entered into a lock-up agreement with the underwriters and us pursuant to which he agreed not to sell, pledge or otherwise dispose of his shares, without the prior written consent of Legg Mason Wood Walker, Incorporated and Raymond James & Associates, Inc., for a period of 180 days after the date of this prospectus. After this lock-up agreement expires, the selling stockholder’s shares can be sold in the public market. Legg Mason Wood Walker, Incorporated and Raymond James & Associates, Inc., on behalf of the underwriters, may release the selling stockholder from his lock-up agreement at any time and without notice, which would allow for earlier sale of shares in the public market.

Under a registration rights agreement, the selling stockholder has “demand” registration rights as well as “piggyback” registration rights in connection with future offerings of our common stock. “Demand” registration rights will allow the selling stockholder to cause us to file a registration statement registering all or some of his shares. “Piggyback” registration rights will require us to provide notice to the selling stockholder if we propose to register any of our securities under the Securities Act and grant him the right to include his shares in our registration statement. If the selling stockholder exercises these registration rights, he will be able to sell his shares included on a registration statement without the volume restriction and manner of sale requirements imposed on affiliates under Rule 144.

Provisions in our charter documents could make a merger, tender offer or proxy contest difficult.

Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that stockholders may consider favorable. In addition, provisions in our certificate of incorporation and bylaws and in the Delaware corporate law may make it difficult for stockholders to change the composition of the board of directors in any one year and thus may make it difficult to change the composition of management. Our certificate of incorporation and bylaws:

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

•	stagger our board of directors, making it more difficult to elect a majority of the directors on our board and preventing our directors from being removed without cause;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	require that vacancies on our board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

In addition, Section 203 of the General Corporation Law of the State of Delaware may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder.

We will have broad discretion over the use of proceeds from the sale of shares by us.

We intend to use the net proceeds from the sale of shares by us for working capital and general corporate purposes, including possible strategic acquisitions that we determine to pursue in the future. Accordingly, we will have broad discretion with respect to the use of these funds and the determination of the timing of expenditures. We cannot assure you that we will use these funds in a manner that you would approve of or that the allocations will be in the best interests of all of our stockholders.

FORWARD-LOOKING STATEMENTS

All statements set forth or incorporated by reference in this prospectus that are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have attempted to identify forward-looking statements by using such words as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “should” or “will” or other similar expressions. These forward-looking statements, which are subject to risks and uncertainties, and assumptions about us, may include, among other things, projections of our future financial performance, our anticipated growth strategies and anticipated trends in our industry, including potential growth opportunities, the effects of future regulation and the effects of competition. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, you should be aware that there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including, but not limited to:

•	risks related to the growth of our FAST contract, including strains on resources and decreases in operating margins;

•	federal government audits and cost adjustments;

•	differences between authorized amounts and amounts received by us under government contracts;

•	customers canceling, delaying or deferring delivery of orders;

•	customers’ failure to exercise options under contracts;

•	changes in federal government (or other applicable) procurement laws, regulations, policies and budgets;

•	our ability to attract and retain qualified personnel;

•	our ability to retain contracts during re-bidding processes;

•	pricing pressures;

•	undertaking acquisitions that might increase our costs or liabilities or be disruptive;

•	integration of acquisitions;

•	changes in general economic and business conditions; and

•	the other factors that we describe in this prospectus under the heading “Risk Factors.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievement. Further, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We disclaim any obligation to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. You should not place undue reliance on forward-looking statements set forth or incorporated by reference in this prospectus.

USE OF PROCEEDS

We estimate the net proceeds to us of this offering to be approximately $62.8 million, based upon the last reported sale price of our common stock on January 16, 2004 of $29.60 per share, after deducting the estimated expenses related to this offering and the portion of the underwriting discount payable by us. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholder in this offering.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, including possible strategic acquisitions that we determine to pursue in the future. We frequently evaluate acquisition opportunities, and, at any given time, may be in various stages of due diligence or preliminary discussions with respect to a number of potential transactions. From time to time, we may enter into non-binding letters of intent, but we are not currently subject to any definitive agreement with respect to any transaction material to our operations or otherwise so far advanced in any discussions as to make a transaction material to our operations reasonably certain. Pending final use, we may invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

DIVIDEND POLICY

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends at any time in the foreseeable future.

PRICE RANGE OF COMMON STOCK

The following table sets forth the range of the high and low per share sale prices for our common stock as reported on The Nasdaq National Market, where the stock trades under the symbol “MTCT,” for the periods indicated.

	Price Range of Common Stock
	High	Low
Year Ended December 31, 2002
Second Quarter (from June 28, 2002 through June 30, 2002)	$20.25	$18.80
Third Quarter	22.66	15.65
Fourth Quarter	26.10	20.30

Year Ended December 31, 2003
First Quarter	$25.50	$17.10
Second Quarter	27.14	16.42
Third Quarter	28.40	21.45
Fourth Quarter	33.41	22.75

Year Ended December 31, 2004
First Quarter (through January 16, 2004)	$31.97	$28.01

On January 16, 2004, the last sale price of the common stock as reported on The Nasdaq National Market was $29.60 per share.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2003 on an actual basis and on an “As Adjusted” basis. The “As Adjusted” basis reflects our sale of 2,250,000 shares of common stock at an assumed offering price of $29.60 per share, the last reported sale price of our common stock on January 16, 2004, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, included elsewhere in this prospectus.

	(Unaudited) September 30, 2003
	Actual	As Adjusted
	(dollar amounts in thousands)
Stockholders’ equity
Common stock, $0.001 par value; 50,000,000 shares authorized; 13,111,127 shares issued and outstanding, actual; and 15,361,127 shares issued and outstanding, as adjusted	$13	$15
Paid-in capital	51,314	114,082
Retained earnings	8,861	8,861
Treasury stock	(1,361)	(1,361)

Total stockholders’ equity	58,827	121,597

Total capitalization	$58,827	$121,597

The information in the table above regarding the number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2003 and does not include 148,920 shares reserved for issuance upon the exercise of options granted under our 2002 Equity and Performance Incentive Plan and shares of common stock that have been or may be issued to the former shareholders of ICI as part of the initial purchase price or upon the achievement of certain performance goals.

As of September 30, 2003, we had $32.6 million of cash and cash equivalents, of which $17.0 million in the aggregate was used subsequent to September 30, 2003 in connection with the acquisitions of ICI and Vitronics.

SELECTED CONSOLIDATED FINANCIAL DATA

The tables below set forth selected consolidated financial data for the year ended September 30, 1998, the three months ended December 31, 1998, and the years ended December 31, 1999, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003. We derived the selected consolidated financial data as of September 30, 1998 and December 31, 1999, 2000, 2001 and 2002 and for the years then ended and as of December 31, 1998 and for the three months then ended from our audited consolidated financial statements. We derived the selected consolidated financial data as of September 30, 2002 and 2003 and for the periods then ended from our unaudited consolidated financial statements. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Our results of operations for the nine months ended September 30, 2003 are not necessarily indicative of our operating results for 2003 or any other future period.

We were an S corporation for income tax purposes until June 28, 2002, and, as a consequence, we paid no federal income tax and paid only certain state income taxes prior to that date.

Prospective investors should read the selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, included elsewhere in this prospectus.

	Year ended September 30, 1998	Three months ended December 31, 1998	Year ended December 31,				(Unaudited) Nine months ended September 30,
			1999	2000	2001	2002	2002	2003
	(dollar amounts in thousands, except per share data)

Income statement data:
Revenue	$73,340	$16,811	$70,319	$75,961	$92,590	$118,540	$81,930	$129,096
Cost of revenue	61,239	14,429	59,069	61,866	75,248	96,356	66,633	107,722

Gross profit	12,101	2,382	11,250	14,095	17,342	22,184	15,297	21,374
General and administrative expenses excluding management fees to related party and stock compensation expense	4,878	1,645	5,435	4,965	5,074	7,792	5,449	7,117
Management fees to related party (1)	—	—	1,015	2,549	2,395	556	556	—
Stock compensation expense (2)	—	—	—	—	—	5,215	5,215	—

Total general and administrative expenses	4,878	1,645	6,450	7,514	7,469	13,563	11,220	7,117
Intangible asset amortization (3)	—	—	—	471	1,086	119	—	356

Operating income	7,223	737	4,800	6,110	8,787	8,502	4,077	13,901
Net interest expense (income)	97	(91)	425	618	570	160	252	(225)

Income from continuing operations before income tax expense (benefit)	7,126	828	4,375	5,492	8,217	8,342	3,825	14,126
Income tax expense (benefit)	—	—	—	—	—	656	(1,067)	5,608

Income from continuing operations	7,126	828	4,375	5,492	8,217	7,686	4,892	8,518
Loss from discontinued operations (4)	(2,968)	(1,144)	(2,877)	(1,182)	(453)	—	—	—

Net income (loss)	$4,158	$(316)	$1,498	$4,310	$7,764	$7,686	$4,892	$8,518

Earnings per common share from continuing operations:
Basic	$0.40	$0.05	$0.27	$0.56	$0.83	$0.67	$0.45	$0.65
Diluted	$0.40	$0.05	$0.27	$0.56	$0.83	$0.67	$0.44	$0.65
Weighted average basic shares outstanding	17,797,468	17,797,468	16,479,961	9,887,482	9,887,482	11,405,351	10,911,890	13,041,024
Weighted average diluted shares outstanding	17,797,468	17,797,468	16,479,961	9,887,482	9,887,482	11,538,802	11,030,906	13,134,983

	September 30, 1998	December 31,					(Unaudited) September 30,
		1998	1999	2000	2001	2002	2002	2003
	(dollar amounts in thousands )
Balance sheet data:
Working capital	$8,190	$11,070	$7,865	$11,311	$10,115	$36,895	$41,626	$46,138
Total assets	29,707	29,363	29,864	41,003	25,734	71,488	60,225	88,705
Long-term obligations	18,092	9,822	15,262	18,418	13,075	—	—	—
Stockholders’ equity (deficiency in net assets)	11,614	10,352	4,461	10,193	(121)	49,778	46,949	58,827

(1)	The management fees to a related party were paid to a wholly owned affiliate of our then sole stockholder. The nature of the services received from the affiliate included our then sole stockholder’s services as our Chief Executive Officer, assistance with negotiating financing arrangements, assistance with evaluating acquisition candidates and legal services. These fees ceased on March 31, 2002.
(2)	Non-cash stock compensation expense of $5.2 million was recognized in March 2002 in connection with the issuance to three senior executives of non-qualified options to purchase 415,273 shares of common stock pursuant to Rule 701 under the Securities Act. The charge represents the difference between the option price of $4.19 and the estimated fair market value of the common stock on the date of grant of $16.75 per share. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note O to our audited consolidated financial statements for the year ended December 31, 2002, included elsewhere in this prospectus.
(3)	We adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, and discontinued the amortization of goodwill as of that date. In addition, we achieved full amortization of the purchase price allocated to the contracts of RJO Enterprises, Inc. in September 2001. In October 2002, after acquiring AMCOMP, we began amortizing the $3.0 million of purchase price allocated to the contracts of AMCOMP over their estimated useful life of 6.5 years as determined by an independent appraisal.
(4)	In anticipation of our initial public offering, we disposed of or discontinued substantially all of our operations that were not related to our core business. For more information, please see Note I to our audited consolidated financial statements for the year ended December 31, 2002, included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes, included elsewhere in this prospectus. Portions of this document that are not statements of historical or current fact are forward-looking statements. This discussion contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause our actual results to differ materially from those anticipated include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Risk Factors” and “Forward-Looking Statements.”

Overview

We provide sophisticated systems engineering, information technology, intelligence and program management services, primarily to U.S. defense, intelligence and civilian federal government agencies. Our services encompass the full system life cycle from requirements definition, design, development and integration to upgrade, sustainment and support for mission critical information and weapons systems. For the year ended December 31, 2002 and the nine months ended September 30, 2003, over 87% and 93%, respectively, of our revenue was derived from our customers in the Department of Defense and the intelligence community, including the U.S. Air Force, U.S. Army and joint military commands. Having served the Department of Defense since our founding in 1984, we believe we are well positioned to assist the federal government as it increases its focus on modernizing defense capabilities and maintaining national security.

We report operating results and financial data as a single segment and believe our contract base is well diversified. However, a significant amount of our revenue has historically been earned under two contracts, the ASC/BPA and the FAST contract. Revenue under the ASC/BPA was approximately 20% and 14% of our total revenue for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. The largest task order under the ASC/BPA amounted to approximately 2% of total revenue for the year ended December 31, 2002 and the nine-month period ended September 30, 2003. The ASC/BPA, which was originally awarded as a small business set aside contract, expires on September 30, 2005 and our ability to retain this contract is uncertain. It is possible that some of our current work under the ASC/BPA could be converted to GSA schedules or other contract vehicles.

In July 2001, we were one of six awardees of the FAST contract with a ceiling of $7.4 billion. Revenue under the FAST contract was approximately 17% of total revenue for the year ended December 31, 2002 and approximately 36% of total revenue for the nine months ended September 30, 2003. The FAST revenue for the nine months ended September 30, 2003 was comprised of 40 separate task orders, the largest of which amounted to approximately 7% of total revenue for that period. In prior years, we performed some of the work we are now performing on the FAST contract on other contract vehicles. While the FAST contract represents an increasingly larger percentage of our total revenue, we believe that the broad array of engineering, technical and management services we provide to the federal government through various contract vehicles allows for diversified business growth. No other task order, including individual contracts under our GSA vehicles, accounted for more than 3% of revenue for the nine months ended September 30, 2003.

Under the FAST contract, we have the potential to compete for hundreds of millions of dollars in task orders each year over its approximately four and a half year remaining life as the U.S. Air Force maintains and modernizes aircraft and defense systems. As of September 30, 2003, we have been awarded 51 task orders under the FAST contract with a remaining potential award value of approximately $960 million if all options are exercised. Although we believe the FAST contract presents an opportunity for significant additional growth and expansion of our services, we expect that many of the task orders we may be awarded under the FAST contract will be for program management services, which historically have been less profitable than our other activities. In addition, the FAST contract involves a significantly greater use of subcontractors than we have used historically. Margins on subcontractor-based revenue are typically lower than the margins on our direct work. Since the FAST contract is expected to be a significant part of our business for the next several years, we anticipate our operating income, as a percentage of total revenue, will diminish, although it will grow in absolute dollars.

Our federal government contracts are subject to government audits of our direct and indirect costs. The incurred cost audits have been completed through December 31, 2000 and the rates have been agreed to. We do not anticipate any material adjustment to our financial statements in subsequent periods for audits not yet completed.

For the year ended December 31, 2002, approximately 77% of our revenue came from work provided to our customers as a prime contractor and the balance came from work provided as a subcontractor. For the nine months ended September 30, 2003, we generated approximately 83% of our revenue as a prime contractor. Approximately 79% of our revenue for the year ended December 31, 2002 and approximately 65% of our revenue for the nine months ended September 30, 2003 consisted of the work of our employees, and the balance was provided by the work of subcontractors. Our work as a prime contractor on the FAST contract has resulted, and is expected to continue to result, in a significant increase in the use of subcontractors.

We typically provide our services under contracts with a base term, often of three years, and option terms, typically two to four additional terms of one year or more, which the customer can exercise on an annual basis. We also have contracts with fixed terms, some extending as long as five or six years. Although we occasionally obtain government contracts for which the contracting agency obligates funding for the full term of the contract, most of our government contracts receive incremental funding, which subjects us to the risks associated with the government’s annual appropriations process.

Contract Types.    When contracting with our government customers, we enter into one of three basic types of contracts: time-and-materials, fixed-price and cost-plus.

•	Time-and-materials contracts. Under a time-and-materials contract, we receive a fixed hourly rate for each direct labor hour worked, plus reimbursement for our allowable direct costs. To the extent that our actual labor costs vary significantly from the negotiated rates under a time-and-materials contract, we can either make more money than we originally anticipated or lose money on the contract.

•	Fixed-price contracts. Under fixed-price contracts, we agree to perform specified work for a firm, fixed price. If our actual costs exceed our estimate of the costs to perform the contract, we may generate less profit or incur a loss. A significant portion of our fixed-price contract work is under a fixed-price level-of-effort contract, which represents a similar level of risk to our time-and-materials contracts, under which we agree to perform certain units of work for a fixed price per unit. We generally do not undertake high-risk work, such as software development, under fixed-price contracts.

•	Cost-plus contracts. Under cost-plus contracts, we are reimbursed for allowable costs and receive a supplemental fee, which represents our profit. Cost-plus fixed fee contracts specify the contract fee in dollars or as a percentage of anticipated costs. Cost-plus incentive fee and cost-plus award fee contracts provide for increases or decreases in the contract fee, within specified limits, based upon actual results as compared to contractual targets for factors such as cost, quality, schedule and performance.

The following table provides information about the percentage of revenue attributable to each of these types of contracts for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
Time-and-materials	62%	72%	61%	64%	52%
Fixed-price	23	16	24	23	34
Cost-plus	15	12	15	13	14

Total	100%	100%	100%	100%	100%

Funded Backlog.    Backlog, which consists of funded and unfunded portions, is our estimate of the remaining future revenue from existing signed contracts, assuming the exercise of all options relating to those contracts. We define funded backlog as the portion of backlog for which funding currently is appropriated and obligated to us under the contract by the purchasing agency or otherwise authorized for payment to us by the customers upon completion of a specified portion of work, less revenue previously recorded. Our funded backlog does not include the full potential value of our contracts because Congress often appropriates funds for a particular program or contract on a yearly, quarterly, or other basis, even though the contract may call for performance over a number of years.

The primary source of our backlog is contracts with the federal government. Our estimated funded backlog at September 30, 2003 was approximately $136 million, as compared to approximately $131 million at September 30, 2002. The net increase in funded backlog of approximately $5 million from September 30, 2002 was primarily due to the additional funded backlog resulting from our acquisition in the fourth quarter of 2002, as well as funding increases in the ASC/BPA contract, partially offset by a decrease in the funded backlog for the FAST contract due to 2003 revenue recognition. Although our funded backlog at September 30, 2003 was approximately 82% of our trailing twelve-month revenue, we believe that a more typically sustainable funded backlog for companies in our industry is in the range of 40% to 60% of trailing twelve-month revenue.

Acquisitions

The following table summarizes our acquisitions since our initial public offering:

Name	Acquisition Date	Description of Services	Primary Customer	Revenue (1) (in millions)
AMCOMP	October 2002	Engineering, information technology and other technical services, primarily in the areas of space systems and global positioning systems	U.S. Air Force Space Command	$10.5
ICI	October 2003	Program management, information technology and logistics services	U.S. Army	$19.4
Vitronics	October 2003	Systems engineering, information technology, software development, research and development and systems integration services	U.S. Army	$13.8

(1)	Consolidated revenue of acquired businesses for their most recently completed fiscal years ended prior to the acquisition date.

AMCOMP.    In October 2002, we acquired all of the outstanding capital stock of AMCOMP. AMCOMP provides engineering, information technology and other technical services, primarily in the areas of space systems and global positioning systems, to the Department of Defense and other government agencies. The initial purchase price was $7.3 million. In April 2003, we paid additional consideration of $1.1 million to the former shareholders of AMCOMP as a result of the achievement of certain performance goals under an earn-out provision in the stock purchase agreement. We could be required to pay the former shareholders of AMCOMP up to an additional $2.2 million in cash if certain other performance goals are achieved.

ICI.    In October 2003, we acquired all of the outstanding capital stock of ICI. ICI specializes in program management, information technology and logistics services. ICI provides support to customers such as the U.S. Army Forces Command (FORSCOM) and the Tank-Automotive and Armaments Command (TACOM). The initial purchase price was $9.9 million, which consisted of shares of our common stock with a value of $2.4 million and the repayment of $7.5 million of ICI’s indebtedness at the closing. In January 2004, we paid additional consideration of $3.5 million, which consisted of shares of our common stock with a value of $2.7 million and $0.8 million in cash, to the former shareholders of ICI as a result of the achievement of certain performance goals under an earn-out provision in the stock purchase agreement. We could be required to pay the former shareholders of ICI up to an additional $5.6 million under such provision, payable in a combination of our common stock and cash, if certain other performance goals are achieved.

Vitronics.    In October 2003, we acquired all of the outstanding capital stock of Vitronics. Vitronics specializes in systems engineering, information technology, software development, research and development, and systems integration services. Vitronics’ key customers include the U.S. Army’s Communications Electronics Command (CECOM) and the Defense Advanced Research Projects Agency (DARPA). The initial purchase price was $8.8 million. Under an earn-out provision in the stock purchase agreement, we expect to pay an additional $0.8 million in cash to the former shareholders of Vitronics if certain performance goals are achieved.

Critical Accounting Policies

Revenue Recognition.    Our critical accounting policies primarily concern revenue recognition and related cost estimation. We recognize revenue on time-and-materials contracts to the extent of billable rates times hours delivered plus the costs of any allowable expenses incurred. We recognize revenue on fixed-price contracts under the percentage-of-completion method based on costs incurred in relation to total estimated costs, or upon delivery of specific products or services, as appropriate. We recognize revenue on cost-plus contracts to the extent of allowable costs incurred plus a proportionate amount of the fee earned. We consider performance-based fees, including award fees, under any contract type to be earned only when we can demonstrate satisfaction of a specific performance goal or we receive contractual notification from a customer that the fee has been earned. In all cases, we recognize revenue only when pervasive evidence of an arrangement exists (including when waiting for formal funding authorization under federal government contracts), services have been rendered, the contract price is fixed or determinable, and collection is reasonably assured.

Contract revenue recognition inherently involves estimation. From time to time, circumstances develop that require us to revise our total estimated costs or revenue expectations. In most cases, these changes relate to changes in the contractual scope of our work, and do not significantly impact the expected profit rate on a contract. We record the cumulative effects of any revisions to our estimated total costs and revenue in the period in which circumstances requiring revision become known.

Cost of Revenue.    Cost of revenue primarily consists of the costs for providing our services to customers, which primarily include the salaries and wages, plus associated fringe benefits, of our employees directly serving customers, and the occupancy and other infrastructure costs necessary to support those employees. Cost of revenue also includes the cost of subcontractors and outside consultants, third-party materials, such as hardware and software, that we purchase and provide to the customer as part of the contract, depreciation, and any other costs, such as travel expenses, incurred to support contract efforts.

General and Administrative Expenses.    General and administrative expenses include the salaries and wages, plus associated fringe benefits, of our employees not performing work directly for customers. Among the functions included in these expenses are contracts, administration, business development, accounting, human resources, information systems support, and executive and senior management. General and administrative expenses also include related depreciation, all amortization, occupancy and travel expenses for employees performing general and administrative functions. For the nine months ended September 30, 2002 and the year ended December 31, 2002, it also includes $5.2 million in non-cash stock compensation expense.

Included in general and administrative expenses for the nine months ended September 30, 2002 and the year ended December 31, 2002 were management fees paid to a related party. The management fees were paid to a wholly owned affiliate of our then sole stockholder. The nature of services received from the affiliate included our then sole stockholder’s services as our Chief Executive Officer, assistance with negotiating financing arrangements, assistance with evaluating acquisition candidates and legal services. These fees ceased on March 31, 2002.

Net Interest Expense (Income).    Net interest expense (income) is primarily related to interest expense accrued under any outstanding borrowings and interest income generated by our investments. We repaid all outstanding debt in July 2002 with a portion of the proceeds from our initial public offering and invested the balance of the proceeds.

Income Taxes.    On June 28, 2002, we changed our S corporation status to C corporation status under Internal Revenue Service regulations. As a result of this change, we were required under Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes, to establish deferred tax balances. As a result, a non-cash deferred tax benefit of $2.6 million, and current and non-current deferred tax assets were recorded in June 2002, primarily for timing differences between book and tax reporting associated with accrued compensation items. During the third quarter of 2002, we began recording a provision for federal and state income taxes. Accordingly, an income tax provision is included in the income statements for all periods after June 28, 2002.

Prior to June 28, 2002, under our S corporation election, all items of income and expense were “passed through” and taxed at the stockholder level. Therefore, we were not required to record a provision for federal and state income taxes. Accordingly, the income statements do not reflect an income tax provision.

Work-in-Process Inventory.    We began recording work-in-process inventory during the second quarter of 2003 because some of our task orders under the FAST contract have reached the production delivery stage. On these task orders, we are now required to meet customer delivery schedules as part of our program management services. The inventory relates to costs accumulated under fixed-price-type contracts accounted for under the completed contract method and certain output measures, such as units delivered, of the percentage-of-completion method. The work-in-process inventory is stated at the lower of cost or market and is computed on an average cost basis.

Results of Operations

The following table sets forth, for each period indicated, the percentage of items in the statements of income in relation to revenue:

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
Income statement data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	81.4	81.3	81.3	81.3	83.4

Gross profit	18.6	18.7	18.7	18.7	16.6
General and administrative expenses:
Third-party	6.1	5.1	6.1	6.2	5.2
Related party	3.8	3.0	0.9	1.1	0.3
Stock compensation expense	—	—	4.4	6.4	—

Total general and administrative expenses	9.9	8.1	11.4	13.7	5.5
Intangible asset amortization	0.6	1.1	0.1	—	0.3

Operating income	8.1	9.5	7.2	5.0	10.8
Net interest expense (income)	0.8	0.6	0.1	0.3	(0.1)

Income from continuing operations before income tax expense (benefit)	7.3	8.9	7.1	4.7	10.9
Income tax expense (benefit)	—	—	0.6	(1.3)	4.3

Income from continuing operations	7.3	8.9	6.5	6.0	6.6
Loss from discontinued operations	(1.6)	(0.5)	—	—	—

Net income	5.7%	8.4%	6.5%	6.0%	6.6%

Comparison of Nine Months Ended September 30, 2003 and Nine Months Ended September 30, 2002

Revenue: Revenue for the nine months ended September 30, 2003 increased 57.6%, or $47.2 million, to $129.1 million as compared to $81.9 million in the same period in 2002. This increase was comprised of $34.8 million in subcontractor revenue growth, primarily from several task orders under the FAST contract, and a $12.4 million net increase in direct revenue. The direct revenue increase resulted from new contracts and task orders, primarily from growth in FAST and GSA task orders and acquisition related growth. The increase in direct revenue was partially offset by a $2.5 million decrease in revenue from our two largest non-defense customer groups and decreased revenue on task orders that ended after September 30, 2002. Organic growth of 46.5% amounted to $38.1 million of the $47.2 million increase in revenue, and the remaining $9.1 million of revenue growth, or 11.0%, came from our acquisition in the fourth quarter of 2002.

Gross profit: Gross profit for the nine months ended September 30, 2003 increased 39.7%, or $6.1 million, to $21.4 million as compared to $15.3 million in the same period in 2002. This increase primarily reflects the significant increase in revenue. Gross profit as a percentage of revenue for the nine months ended September 30, 2003 was 16.6% as compared to 18.7% for the corresponding period in 2002. This decrease in gross margin percentage is primarily attributable to the previously forecasted increase in the use of subcontractors. Margins on subcontractor-based revenue are typically lower than the margins on our direct work.

General and administrative expenses: General and administrative expenses for the nine months ended September 30, 2003 decreased 36.6%, or $4.1 million, to $7.1 million as compared to $11.2 million in the same period in 2002. This decrease is primarily attributable to the $5.2 million non-cash stock compensation expense that was recorded in March 2002, as discussed below. Without this charge, general and administrative expenses for the nine months ended September 30, 2003 would have increased 18.5%, or $1.1 million as compared to the prior year, primarily as a result of increased insurance and professional expenses incurred as a result of becoming a publicly traded company and increased salary and benefit expenses resulting from the addition of personnel to support our growth. However, the percentage of general and administrative expenses before stock compensation declined as a percentage of revenue from 7.3% for the nine months ended September 30, 2002 to 5.5% for the same period in 2003.

Non-cash stock compensation expense of $5.2 million was recorded in March 2002 in connection with the issuance to three senior executives of non-qualified options to purchase 415,273 shares of common stock. The charge represents the difference between the option price of $4.19 and the estimated fair market value of the common stock on the date of grant of $16.75 per share. All other options issued since March 2002 have an option price equal to the estimated fair market value of the shares at the date of the grant and as such require no charge against earnings.

Intangible asset amortization: Intangible asset amortization of $0.4 million was recorded during the nine months ended September 30, 2003 related to the acquisition we completed in the fourth quarter of 2002. We recorded no intangible amortization in the nine months ended September 30, 2002.

Operating income: Operating income for the nine months ended September 30, 2003 increased by $9.8 million, to $13.9 million as compared to $4.1 million in the same period in 2002. This increase in operating income was primarily the result of the $5.2 million non-cash stock compensation expense that was recorded in March 2002, as discussed above. Without this charge, operating income for the nine months ended September 30, 2003 would have increased 49.6%, or $4.6 million as compared to the same period in 2002, primarily resulting from the increased gross profit, partially offset by higher general and administrative expenses (excluding the non-cash stock compensation expense) and intangible asset amortization. Excluding the stock compensation expense, operating income as a percentage of revenue decreased from 11.3% of revenue for the nine months ended September 30, 2002 to 10.8% for the nine months ended September 30, 2003.

Net interest expense (income): Net interest income for the nine months ended September 30, 2003 increased by $0.5 million, to $0.2 million as compared to net interest expense of $0.3 million in the same period in 2002. We repaid all outstanding debt in July 2002 with proceeds from our initial public offering and invested the balance of the proceeds, which has resulted in net interest income.

Income tax expense (benefit): Our effective income tax rate for the nine months ended September 30, 2003 was approximately 40%. We did not record a provision for income taxes for the periods prior to June 28, 2002 because we were an S corporation for income tax purposes and, as a result, were not subject to federal or certain state income taxes. On June 28, 2002, we changed from an S corporation to a C corporation under Internal Revenue Service regulations. As a result of this change, we were required under SFAS No. 109 to establish deferred tax balances. As a result, a non-cash deferred tax benefit of $2.6 million, and current and non-current deferred tax assets were recorded in June 2002, primarily for timing differences between book and tax reporting associated with accrued compensation items. During the third quarter of 2002, we began recording a provision for federal and state income taxes. Accordingly, an income tax provision is included in the income statements for all periods after June 28, 2002.

Net income: Net income for the nine months ended September 30, 2003 increased 74.1%, or $3.6 million, to $8.5 million as compared to $4.9 million for the nine months ended September 30, 2002. This increase in net income was primarily the result of increased operating income and interest income. Excluding the $5.2 million non-cash stock compensation expense and the $2.6 million non-cash deferred tax benefit recorded during the nine months ended September 30, 2002 and assuming that a 40% income tax rate had been effective for the nine months ended September 30, 2002, net income for the nine months ended September 30, 2003 would have increased 57.0%, or $3.1 million as compared to the same period in 2002.

Comparison of Year Ended December 31, 2002 and Year Ended December 31, 2001

Revenue: Revenue for the year ended December 31, 2002 increased 28.0%, or $26.0 million, to $118.5 million as compared to $92.5 million for the year ended December 31, 2001. The increase primarily resulted from the following:

•	a $14.1 million increase in subcontract revenue recognized under the FAST contract;

•	approximately $8.7 million of net additional revenue resulting from new contracts and task orders, including U.S. Marine Corps Infrastructure, U.S. Army Technical, Engineering, Fabrication, and Operations Support Service, FAST, ASC/BPA and Cruise Missile Product Group Advisory and Analysis Support projects, partially offset by other programs which ended in 2002; and

•	approximately $3.2 million of revenue growth resulting from the acquisition of AMCOMP in October 2002.

Gross profit: Gross profit for the year ended December 31, 2002 increased 27.9%, or $4.8 million, to $22.2 million as compared to $17.3 million for the year ended December 31, 2001. This increase primarily reflects the significant increase in revenue. Gross profit as a percentage of revenue was 18.7% for the years ended December 31, 2002 and 2001.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2002 increased 81.6%, or $6.1 million, to $13.6 million as compared to $7.5 million for the year ended December 31, 2001. The increase was primarily a result of the $5.2 million non-cash stock compensation expense that was recorded in March 2002, as discussed below. Without this charge, general and administrative expenses for the year ended December 31, 2002 would have increased 11.8% or $0.9 million as compared to the prior year. The major factors which contributed to the net increase were:

•	Third-party general and administrative expenses for the year ended December 31, 2002 increased 55.2%, or $2.6 million, to $7.3 million as compared to $4.7 million for the year ended December 31, 2001 for the following items:

—	a $1.3 million increase in salary expense resulting from a $0.8 million expense recognized for the retention bonus for the former Chief Executive Officer and $0.5 million in additional salaries, primarily resulting from the increase in base compensation of our former Chief Executive Officer, the addition of a chief financial officer’s salary, and other salaried positions; and

—	a $0.7 million increase in professional fees, a $0.4 million increase in insurance expense related to premiums paid for directors and officers insurance, and a $0.2 million increase in depreciation expense.

•	Related party general and administrative expenses decreased 61.7%, or $1.7 million, to $1.1 million as compared to $2.8 million for the year ended December 31, 2001. This decrease was primarily a result of ceasing to pay related party management fees as of March 31, 2002.

•	Non-cash stock compensation expense of $5.2 million was recognized in March 2002, in connection with the issuance to three senior executives of non-qualified options to purchase 415,273 shares of common stock. The charge represents the difference between the option price of $4.19 and the estimated fair market value of the common stock on the date of grant of $16.75 per share. All other options issued since March 2002 have an option price equal to the estimated fair market value of the shares at the date of the grant and as such require no charge against earnings.

Intangible asset amortization: Intangible asset amortization for the year ended December 31, 2002 decreased 89.1%, or $1.0 million, to $0.1 million as compared to $1.1 million for the year ended December 31, 2001. This decrease was a result of achieving full amortization of the purchase price allocated to the contracts of RJO Enterprises, Inc. in September 2001, and the discontinuance of the amortization of goodwill acquired in connection with the acquisition of certain assets of RJO Enterprises, Inc. on January 1, 2002, when we adopted

SFAS No. 142, which terminated the policy of goodwill amortization. In October 2002, after acquiring AMCOMP, we began amortizing the $3.0 million of purchase price allocated to the contracts of AMCOMP over their estimated useful life of 6.5 years, as determined by an independent appraiser, resulting in a charge to earnings of $0.1 million.

Operating income: Operating income for the year ended December 31, 2002 decreased 3.2%, or $0.3 million, to $8.5 million as compared to $8.8 million for the year ended December 31, 2001. This decrease was caused by the accrual of the non-cash stock compensation expense of $5.2 million. Without this expense, operating income would have increased 56.1%, or $4.9 million, to $13.7 million, primarily as a result of the increased gross profit.

Net interest expense: Net interest expense for the year ended December 31, 2002 decreased 71.9%, or $0.4 million, to $0.2 million as compared to $0.6 million for the year ended December 31, 2001. We repaid all outstanding debt in July 2002 with the proceeds from our initial public offering and invested the balance of the proceeds, which resulted in decreased net interest expense.

Income tax expense: On June 28, 2002, we changed our S corporation status to C corporation status under Internal Revenue Service regulations. This change required us to establish deferred tax balances, in accordance with SFAS No. 109. As a result, a deferred tax benefit of approximately $2.6 million, and current and non-current deferred tax assets were recognized in June 2002, primarily for timing differences between book and tax reporting associated with accrued compensation items. The income tax expense of $0.7 million for the year ended December 31, 2002, includes a net deferred tax benefit of $1.5 million and current income tax expense of $2.1 million recognized on net income generated since we changed to a C corporation on June 28, 2002. Excluding the $2.6 million deferred tax benefit recognized in June 2002, our effective tax rate for the period we were a C corporation was approximately 40%.

Income from continuing operations: Income from continuing operations decreased 6.5%, or approximately $0.5 million, to $7.7 million for the year ended December 31, 2002, compared to $8.2 million for the year ended December 31, 2001. The decrease resulted primarily from the $5.2 million non-cash stock compensation expense, partially offset by the $2.6 million income tax benefit recognized during the second quarter of 2002. Without these two items, income from continuing operations would have been approximately $10.3 million for an increase of 24.8% over 2001. However, income from continuing operations for 2001 does not reflect any income tax expense, due to our S corporation status, as discussed above.

Comparison of Year Ended December 31, 2001 and Year Ended December 31, 2000

Revenue: Revenue for the year ended December 31, 2001 increased 21.9%, or $16.6 million, to $92.6 million as compared to the same period in 2000. This increase was primarily the result of task orders won under the ASC/BPA, which we were awarded in 2001, and additional task orders under various GSA vehicles.

Gross profit: Gross profit for the year ended December 31, 2001 increased 23.0%, or $3.2 million, to $17.3 million as compared to $14.1 million for the year ended December 31, 2000. This increase primarily reflects the significant increase in revenue. Gross profit as a percentage of revenue for the year ended December 31, 2001 slightly increased to 18.7% as compared to 18.6% for the year ended December 31, 2000.

General and administrative expenses: Total general and administrative expenses were $7.5 million for the year ended December 31, 2001 and 2000. Total general and administrative expenses declined from 9.9% of revenue for the year ended December 31, 2000 to 8.1% of revenue for the year ended December 31, 2001. Included in related party general and administrative expenses for the years ended December 31, 2001 and 2000 were management fees of $2.4 million and $2.5 million, respectively. The amounts in 2001 reflected a decrease in compensation expense and fringe benefits to our then sole stockholder and Chairman of the Board and an increase in airplane expenses.

Intangible asset amortization: Intangible asset amortization for the year ended December 31, 2001 increased 130.6%, or $0.6 million, to $1.1 million as compared to $0.5 million for the year ended December 31, 2000. This increase is a result of the amortization of the purchase price allocated to the contracts of RJO Enterprises, Inc., which was purchased on August 31, 2000, and, consequently, 2000 only reflected four months of amortization.

Operating income: Operating income for the year ended December 31, 2001 increased 43.8%, or $2.7 million, to $8.8 million as compared to the same period in 2000. This increase primarily results from increased revenue and the fact that general and administrative expenses declined as a percentage of revenue.

Net interest expense: Net interest expense for the year ended December 31, 2001 declined 7.8%, or less than $0.1 million, to $0.6 million as compared to the same period in 2000. This decline reflects a modest increase in average bank borrowings that was mitigated by declining interest rates.

Liquidity and Capital Resources

Historically, our positive cash flow from operations and our available credit facility have provided us adequate liquidity and working capital to fund our operational needs and support our acquisition activities.

Our cash and cash equivalents balance was $32.6 million on September 30, 2003 and $22.0 million on December 31, 2002. Our working capital was $46.1 million at September 30, 2003 and $36.9 million at December 31, 2002. Our working capital increased $9.2 million in the first nine months of 2003 primarily as a result of the following fluctuations:

•	a $10.7 million increase in cash and cash equivalents primarily reflecting the net increase in cash flows from operating activities;

•	a $5.8 million increase in accounts receivable and costs and estimated earnings in excess of amounts billed;

•	a $3.0 million increase in work-in-process inventory; and

•	a $10.7 million net increase in accounts payable, compensation related accruals and other current liabilities.

Our operating activities for the nine months ended September 30, 2003 provided cash, after paying income taxes, of $11.7 million. In comparison, for the nine months ended September 30, 2002, we generated $2.3 million in cash from operating activities, without paying income taxes.

Our operating activities provided cash of $7.2 million for the year ended December 31, 2002. Our operating activities provided cash of $10.4 million for the year ended December 31, 2001 and $3.5 million for the year ended December 31, 2000. The $6.9 million increase in cash provided by operating activities was due to growth in net income of $3.5 million, adjusted for non-cash items and discontinued operations, combined with a net change in working capital provided by operations of $3.4 million.

Our investing activities used cash of $1.6 million for the nine months ended September 30, 2003, primarily as a result of a $1.1 million earn-out payment that was made in connection with our acquisition of AMCOMP and $0.3 million in capital expenditures. Cash used by investing activities for the nine months ended September 30, 2002 was $0.7 million and primarily resulted from capital expenditures, which included the purchase of a 90% ownership interest in an airplane.

Our investing activities used cash of $8.1 million for the year ended December 31, 2002 compared with $0.8 million in the same period of 2001. The increase in cash used in investing activities was due primarily to the cash paid for the acquisition of AMCOMP of $7.3 million, including acquisition expenses. This increase was partially offset by a $0.9 million decrease in advances to affiliates. No further advances to affiliates have been or will be made subsequent to March 31, 2002, and all balances at that date have been paid in full.

Our investing activities used cash of $0.8 million in the year ended December 31, 2001 compared with $6.6 million in the same period of 2000. The net cash used in 2001 was primarily attributable to increases in advances to affiliates. In 2000, the primary use of cash in investing activities was the $3.9 million acquisition of substantially all the assets of a division of RJO Enterprises, Inc. and an increase in advances to affiliates of $2.5 million. The balance of receivables resulting from advances to affiliates was distributed to our then sole stockholder at December 31, 2001.

Our financing activities provided net cash of $0.5 million for the nine months ended September 30, 2003, primarily through common stock issuances and surrenders related to stock option transactions. This compares to net cash provided used by financing activities of $22.9 million for the nine months ended September 30, 2002. The cash was primarily provided by the net proceeds of the initial public offering of $43.8 million and a $2.0 million capital contribution from our then sole stockholder, partially offset by the repayment of the revolving credit facility and term loan agreement totaling $14.1 million, and $9.2 million of distributions made to our then sole stockholder.

During the year ended December 31, 2002, cash provided from financing activities was $22.7 million. The cash was primarily provided by the net proceeds of the initial public offering of $43.8 million. We used a portion of these proceeds to repay our total bank debt outstanding on July 3, 2002. During the year ended December 31, 2002, we repaid our revolving credit facility and our term loan, reducing the amount outstanding under those instruments from $14.1 million as of December 31, 2001 to zero. Prior to our initial public offering, we also made $9.2 million of distributions to our then sole stockholder, offset by a $2.0 million capital contribution from our then sole stockholder.

During the year ended December 31, 2001, we used $9.3 million in cash for financing activities as compared to $4.6 million in cash provided by financing activities in the same period in 2000. In 2000, cash from financing activities was provided by net borrowings of $3.2 million in addition to our then sole stockholder making capital contributions of $4.1 million to finance the buyout of a former stockholder. We also distributed $2.6 million to our then sole stockholder in 2000. During the year ended December 31, 2001, we repaid $4.8 million of debt and distributed $4.5 million to our then sole stockholder.

During the year ended December 31, 2003, we used $14.8 million in cash and shares of our common stock with a value of $2.4 million to finance the initial purchase price for two acquisitions. Contingent payment obligations related to those acquisitions, as well as contingent payment obligations related to an acquisition made during the year ended December 31, 2002, could require us to make additional cash payments and issue additional shares of our common stock. See “—Acquisitions” above.

In January 2003, we replaced our $15 million revolving line of credit with a $35 million revolving line of credit. In January 2004, we amended the agreement governing our revolving line of credit, increasing the line of credit to $55 million. We can increase this line to $80 million subject to meeting certain requirements and obtaining our lenders’ approval. The agreement expires in January 2006 and can be extended for additional one-year terms by mutual agreement with our lenders.

The interest rate we will pay if we have any borrowings will range from the prime rate less 25 basis points to prime rate plus 25 basis points, or the London Interbank Offered Rate (LIBOR) plus 150 to 225 basis points, depending on the ratio of our funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA).

In the event that we utilize our revolving line of credit, any borrowings under the agreement would be secured by a general lien on our consolidated assets, we would be subject to certain restrictions, and we would be required to meet certain financial covenants. The restrictions include, among other things, limitations on our ability to pay dividends.

Part of our growth strategy is to pursue strategic acquisitions of businesses. We have made acquisitions in the past, and intend to make acquisitions in the future. Historically, we have financed our acquisitions with the proceeds of our initial public offering, cash on hand and shares of our common stock. We expect to finance any future acquisitions with proceeds from this offering, cash generated by operations, shares of our common stock, borrowings under our credit facility or a combination of the foregoing.

Management believes that the proceeds from the sale of shares by us and our cash and cash equivalents balance, together with cash generated by operations and amounts available under our credit facility, will be sufficient to fund our working capital requirements, debt service obligations, purchase price commitments for completed acquisitions and capital expenditures for the foreseeable future.

Our ability to generate cash from operations depends to a significant extent on winning new and re-competed contracts and/or task orders from our customers in competitive bidding processes. If a significant portion of our government contracts were terminated or if our win rate on new or re-competed contracts and task orders were to decline significantly, our operating cash flow would decrease, which would adversely affect our liquidity and capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk relates to changes in interest rates for borrowings under our revolving credit agreement. As a result of our initial public offering that was completed July 3, 2002, all of the borrowings under our revolving credit facility were repaid. We have no outstanding borrowings under our new credit agreement. We have invested a significant portion of our cash and cash equivalents in short-term, investment grade, interest- bearing securities or guaranteed obligations of the United States and its agencies. A hypothetical 10% change in interest rates on these securities would not have, and during the preceding fiscal year and the nine months ended September 30, 2003, would not have had, a significant impact on future earnings or the fair market value of the securities.

Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain agreements and warranties it has issued. It also requires the guarantor to recognize, at the inception of the guarantee, a liability for the fair value of an obligation undertaken in issuing the guarantee. The recognition requirements are effective for guarantees initiated after December 31, 2002. The adoption of the fair value provisions of FIN 45 did not have an impact on our consolidated financial statements as there were no guarantees or modifications of guarantees for the nine months ended September 30, 2003.

In December 2002, the Emerging Issues Task Force (EITF) issued EITF 00-21, Revenue Arrangements with Multiple Deliveries (EITF 00-21). EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. EITF 00-21 does not apply to deliverables in arrangements to the extent the accounting for such deliverables is within the scope of other existing higher-level authoritative accounting literature. EITF 00-21 is effective for revenue arrangements entered into beginning after July 1, 2003. The adoption of EITF 00-21 did not have an impact on our consolidated financial statements and we do not anticipate the adoption of EITF 00-21 will have any near term impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, (FIN 46). FIN 46 provides guidance for identifying a controlling interest in a Variable Interest Entity (VIE) established by means other than voting interests. FIN 46 also requires consolidation of a VIE by an enterprise that holds such controlling interest. We are required to adopt the provisions of FIN 46 for any variable interest entity created prior to February 1, 2003, by the end of the current fiscal year. Based on the our review of FIN 46, we do not believe we have any interests qualifying as VIEs and we do not anticipate that the provisions of FIN 46 will have any near term impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective beginning in the third quarter of 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements and we do not anticipate the adoption of SFAS No. 150 will have any near term impact on our consolidated financial statements.

New Independent Accountants

On January 20, 2003, we chose not to extend the engagement of Deloitte & Touche LLP as our independent accountants to audit our 2003 consolidated financial statements. To effect an orderly transition, Deloitte & Touche LLP audited our consolidated financial statements for the year ended December 31, 2002. We engaged Ernst & Young LLP on January 20, 2003 as our new independent accountants for the periods after December 31, 2002. The change was the result of a competitive bidding process initiated by us. During the years ended December 31, 2002 and 2001 and during the portion of 2003 that preceded our decision not to extend the engagement of Deloitte & Touche LLP, there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. During that same period, there was no reportable event of the type described in Item 304(a)(1)(v) of Regulation S-K under the Securities Act.

BUSINESS

Overview

We provide sophisticated systems engineering, information technology, intelligence and program management services, primarily to U.S. defense, intelligence and civilian federal government agencies. Our services encompass the full system life cycle from requirements definition, design, development and integration to upgrade, sustainment and support for mission critical information and weapons systems. For the year ended December 31, 2002 and the nine months ended September 30, 2003, over 87% and 93%, respectively, of our revenue was derived from our customers in the Department of Defense and the intelligence community, including the U.S. Air Force, U.S. Army and joint military commands. Having served the Department of Defense since our founding in 1984, we believe we are well positioned to assist the federal government as it increases its focus on modernizing defense capabilities and maintaining national security.

Our people develop and implement innovative, practical solutions to complex engineering, technical and management problems. We have approximately 1,500 employees, of whom more than 65% hold government security clearances, including approximately 15% with Top Secret clearances or higher. A substantial majority of our employees has prior military or government industry experience and over 70% of our employees work on site at our customers’ facilities. The credentials, experience and locations of our employees allow us to combine a comprehensive knowledge of our customers’ business processes with the practical application of advanced engineering and information technology tools, techniques and methods to create value-added solutions. For the nine months ended September 30, 2003, we generated approximately 83% of our revenue as a prime contractor, where we delivered many mission critical services and solutions. Serving as a prime contractor in close proximity to our customers has allowed us to maintain long-standing relationships that have been important to our growth. We have provided services to the U.S. Air Force since our founding, the U.S. Army for 15 years and NASA for 10 years.

We believe we are well positioned to continue our internal revenue growth by leveraging our existing customer relationships and diverse array of contract vehicles, including GSA schedules and BPAs. Our contract base is diversified with over 290 active contracts, including task orders under GSA schedules and major GWACs, as of September 30, 2003. In July 2001, we were one of six awardees of the U.S. Air Force’s FAST contract with a ceiling of $7.4 billion. From the inception of the FAST contract through September 30, 2003, we have been awarded over two-thirds of the dollar value of the $1.4 billion in task orders that have been competitively bid, based on the aggregate potential value of these task orders and assuming the exercise of all option periods. As of September 30, 2003, we have been awarded 51 task orders under the FAST contract with a remaining potential award value of approximately $960 million if all options are exercised. We have the potential to compete for hundreds of millions of dollars in task orders each year over the remaining contract life of approximately four and a half years, as the U.S. Air Force maintains and modernizes aircraft and weapons systems.

Market Opportunity

Federal Government Market.    The federal government is the largest purchaser of services and solutions in the U.S. with a total annual budget for 2004 of $2.2 trillion. The discretionary budget for defense and non-defense items accounts for $782 billion, representing more than one-third of the total budget. The national defense budget is expected to grow at a compound annual growth rate of 4.7%, from $399.7 billion in federal fiscal year 2004 to $480.8 billion by federal fiscal year 2008. Budgets for civilian agencies that we support, such as NASA, are included in the non-defense portion. Information technology continues to be a focus area across all organizations in the federal government. The independent government market research firm, INPUT, predicts that contracted information technology spending will grow from approximately $45 billion in 2003 to approximately $68 billion in 2008, a compound annual growth rate of 8.5%.

Government Contracts and Contracting.    The federal procurement process for information technology solutions has evolved dramatically over the last decade. Traditionally, each government agency purchased goods and services through single contracts awarded after a lengthy competitive bidding process in which prospective suppliers would submit separate proposals for particular programs. Though this process produced competitive outcomes, it prevented agencies from moving swiftly to fulfill their technology needs. Through legislative and regulatory initiatives to enable government agencies to adopt more commercial purchasing practices, the federal government developed a variety of additional contracting methods. While single-award contracts are still widely used, government agencies are increasingly relying on IDIQ contracts, GWACs and GSA contracts.

IDIQ contracts establish preferred provider relationships with the federal government. These contracts qualify contractors to provide specified goods and services to the issuing agency but generally do not obligate the agency to purchase any particular amount of goods or services. To procure goods or services under the contract, the agency issues a task order to the contractor that meets the agency’s needs. Although agencies often administer IDIQ contracts for their own procurement needs, they sometimes issue contracts in which they administer procurement for their own needs as well as the needs of other federal agencies. These contracts are known as GWACs and are often awarded to multiple prime contractors, all of whom are thereby qualified to supply the same goods and services to any agency of the federal government. Qualified contractors often compete with each other to obtain task orders under GWACs. The lower cost, reduced procurement time and increased flexibility of GWACs have made them popular among many agencies for large-scale procurements of technology services. GSA contracts are procurement contracts administered by the GSA on behalf of the entire federal government. Like GWACs, any agency of the government can procure goods and services from any contractor awarded a GSA contract at the prices and terms stated in the contract.

We believe these changes in procurement regulations have benefited the federal government through lower acquisition costs, faster acquisition cycles, more flexible contract terms, and more stable contractor/customer relationships. We believe that contractors have also benefited from these same reforms through lower marketing costs, stronger customer relationships, and more flexible contract terms. We also believe that the more commercial-like practice of having to re-win contracts much more frequently than under the traditional single contract awards has resulted in better performing contractors gaining market share at the expense of poorly performing contractors.

Key Growth Factors.    There are several key factors, which we believe will continue to drive the growth of the federal government market and our business:

•	Increased spending on national defense, intelligence, and homeland security. The wars in Iraq and Afghanistan, the continued threat from terrorists and the instability in other foreign areas of interest to the U.S. have stimulated additional funding for federal programs in the defense industry. Defense spending accounts for 17.8% of the federal government’s 2004 budget. The Under Secretary of Defense Comptroller divides the defense budget into 27 areas, four of which account for 92% of this budget. We support the top four areas, which include (1) the military personnel; (2) operation and maintenance; (3) procurement; and (4) research, development, test and evaluation. The 2004 national defense budget of $399.7 billion represents a $17.0 billion increase over 2003 levels. For the most part, this increase is allocated to fighting terrorism, enhancing intelligence gathering and sustaining current military readiness. Budgets for intelligence agencies are now classified, but figures released for 1997 and 1998 indicated intelligence budgets of $26.6 billion and $26.7 billion, respectively. In addition, the federal fiscal year 2004 budget authority for the Department of Homeland Security totals $37.6 billion, which does not include additional spending by the Department of Defense and other agencies on homeland security initiatives.

•

Ongoing modernization of information technology and communication infrastructures. The federal government has invested heavily in large, proprietary information systems and special purpose communications networks, which were often developed using standards unique to the government. These legacy systems often are expensive to maintain, lack scalability and are incompatible with current technologies. In addition, many of these systems serve mission-critical functions where even a minor failure can lead to substantial losses, including potential loss of life. The need to improve the government’s outdated technology infrastructure systems is increasing demand for information technology services.

•	Increased reliance of government customers on outsourced technology services. The independent government market research firm, INPUT, estimates that the federal government information technology outsourcing budget will grow from approximately $8.5 billion in 2003 to approximately $15.5 billion in 2008, a compound annual growth rate of approximately 12.8%, due to the government’s need for cost-effective technologies and efficient services. Moreover, the federal government’s need to outsource is expected to grow over time as its technically skilled employees retire. The National Academy of Public Administration estimates that approximately 50% of the federal government workforce will be eligible to retire by September 2006, which we believe will create a shortage of technically skilled federal employees. Given the difficulty the federal government has experienced in hiring and retaining skilled technology personnel in recent years, we believe the federal government will need to rely more heavily on technology service providers that have experience with government legacy systems, can sustain mission-critical operations and have the required government security clearances to deploy qualified personnel in classified environments. For example, the government increasingly relies on contractors to acquire, integrate, manage and sustain major components of the defense system. In addition, we believe the continued deployment of U.S. military personnel due to military operations around the world will increase the government’s reliance on outsourced services.

•	Increased emphasis on defense system sustainment and modernization. To balance the costs of new initiatives like homeland defense with the costs of ongoing military operations, the Department of Defense is emphasizing upgrading existing platforms to next generation technologies rather than procuring completely new systems. For example, rather than replace an entire generation of aircraft, the U.S. Air Force has decided to invest in upgrades, using the latest information technology and weapons systems. To accomplish this in an environment of military personnel reductions, the armed services are increasingly dependent on highly skilled contractors that can provide the full spectrum of services needed to support these activities.

Our Strengths

We believe we are positioned to meet the rapidly evolving needs of the U.S. defense, intelligence and civilian federal government agencies for sophisticated systems engineering, information technology, intelligence and program management services because we possess important business strengths, including the following:

Strategically Aligned with Department of Defense’s Key Initiatives.    Our services and solutions are well aligned with several of the Department of Defense’s top priorities including: pursuing the war on global terrorism; strengthening the joint warfighting capabilities; transforming the armed services; and optimizing intelligence capabilities. We support the Department of Defense’s primary initiatives across our four principal service areas.

•	Systems Engineering and Technical Services. We are helping to fight the war on terrorism through a number of contracts supporting the U.S. Air Force and U.S. Army’s programs to sustain and modernize military aircraft and ground platforms currently involved in military operations. For example, we have supported technology upgrades to the F-15 and F-16 platforms for over 15 years. In addition, we recently won a task order to support U.S. Air Force Special Operations Forces (SOF) to modify and upgrade systems on MH-53 Pavelow helicopters designed for highly specialized missions critical to the fight against terrorism.

•	Information Technology. Our information technology capabilities are supporting the military’s objectives to conduct joint battlefield operations. For example, we manage the Air Mobility Command (AMC) Command Post and Field Exercise Program where we provide time-critical evaluations for command and control systems used during AMC command post, field and contingency planning exercises. Deficiencies are identified in After-Action Reports, which are used to identify the need for additional telecommunications connectivity throughout the world to support the movement of people and cargo.

•	Intelligence. Optimizing intelligence capabilities is a primary initiative for the Department of Defense. Our focus in this area includes our program support for the Predator and other Unmanned Aerial Vehicles (UAV). Our ongoing efforts have contributed to increased clarity of the battlefield, quicker assimilation of intelligence data sources, and improved dissemination of time-critical data to decision makers and combat commanders.

•	Program Management. We support the Department of Defense’s initiatives to strengthen the joint warfighting capabilities across a number of contracts. For example, we are providing program management and systems engineering services to the U.S. Air Force on its Roll-On Beyond-Line-of-Sight Enhancement (ROBE) program. This program is adding the capability for air refueling tankers to relay critical command and control information in a joint and network-centric battlefield environment.

Ability to Leverage the Breadth and Depth of Our Capabilities through Our Diverse Contract Vehicles.    Our broad array of technical and program management capabilities and diverse contract vehicles afford us opportunities to expand our business with existing customers and to develop relationships with new customers.

•	Breadth and Depth of Our Capabilities. We have the domain expertise in our customers’ systems and infrastructures that allows us to provide total systems solutions, either as discrete or bundled services, each designed to meet the customer’s specific requirements. Our services encompass the full system life cycle from requirements definition, design, development and integration to upgrade, sustainment and support for mission critical information and weapons systems. The breadth and depth of our capabilities have allowed us to expand our services and win large contracts and task orders in support of our customers’ increasing requirements.

•	Diverse Contract Vehicles. Our diverse contract vehicles allow our customers to access our services efficiently. These types of contracts are intended to pre-qualify the bidders to expedite the contracting process. Our vehicles include a number of GWACs, BPAs, GSA schedules and IDIQ contracts.

Highly Qualified Staff with Security Clearances.    We emphasize hiring and retaining an experienced and skilled staff that is augmented with former high-ranking military personnel.

•	Military and Industry Experience. We have developed a culture that attracts and helps to retain seasoned employees, resulting in a staff in which a substantial majority of our employees has military or government industry experience. A majority of our technical staff has a wide range of engineering and information technology expertise combined with an in-depth knowledge of the domain operations of our customers.

•	Highly Skilled. Our professional staff is highly skilled, with many possessing advanced degrees and/or having specialized training in certain key areas. For example, we have employees specialized in Special Operations Forces and other U.S. Air Force programs; Signals Intelligence (SIGINT), Measurement and Signatures Intelligence (MASINT), Imagery Intelligence (IMINT) and other intelligence activities; and propulsion and other NASA engineering areas. This results in a work force with a comprehensive understanding of our customers’ systems and missions.

•	Security Clearances. We are able to satisfy the strict security clearance requirements for personnel who work on classified programs for the Department of Defense and the intelligence community. More than 65% of our approximately 1,500 employees have government security clearances. Approximately 15% of our employees hold Top Secret security clearances or higher. We also maintain facility clearances, as required, to support classified programs.

Experienced and Disciplined Management Team.    Most of our senior managers have extensive experience supporting the Department of Defense and the intelligence community. With their deep knowledge base, valued relationships and strong reputations, our management plays a key role in building and sustaining our customer base.

•	Tenure and Experience. Substantially all of the members of our senior management team possess in excess of 20 years of combined military and government industry experience, with nearly two-thirds of them having served as senior military or intelligence officers, providing the experience and leadership capabilities needed to continue our impressive growth. Moreover, our key operational managers average more than nine years of tenure with us.

•	Training. All of our senior managers benefit from an internal training program that provides them with the financial skills to complete projects on time while minimizing costs, resulting in maximized margins. Our training methodology and processes have formed the foundation for our ISO program and were instrumental in our achievement of ISO certification in 2002.

Strong Customer Relationships.    We have a successful track record of fulfilling our customers’ needs, as demonstrated by our long-term relationships with many of our largest customers and our routinely high customer performance ratings. Our historical performance has resulted in a re-compete win rate in excess of 95% over the last five years on contracts and task orders. We have supported technical services programs for the U.S. Air Force for 19 years and similar programs for the U.S. Army for 15 years. In addition, we have supported the intelligence community for 16 years and provided business and highly technical modeling and simulation support to NASA for 10 years.

Responsive Bidding Practices.    Our flexible management structure, culture and bid tracking system allow us to respond quickly to new business opportunities. While our infrastructure allows us to be sophisticated and organized in our bidding practices, our flat organizational structure promotes timely and rapid decisions. We empower our employees with the authority to identify, assess, pursue and respond to new business opportunities. Our tracking system incorporates a web-based system that is accessible to potential subcontractors and coordinates the dissemination of information and the collection of proposals on a real-time basis. In light of recent federal procurement reform, we believe that our ability to respond quickly to bids provides us a competitive advantage.

Our Growth Strategy

Our objective is to grow our business profitably while strengthening our primary competencies in systems engineering, information technology, intelligence and program management services. Our growth will primarily be targeted with U.S. Air Force, Land Forces and National Security customers, where we address their needs in requirements generation, materiel acquisition, modernization and force sustainment.

Our primary strategies to accomplish this goal include:

Grow Business with Our Existing Customers.    Many of our customers have increasing requirements and responsibilities due to the government’s emphasis on defense and national security and the increased deployment of military personnel. As a result, our customers continue to outsource more of their existing activities, while introducing new program areas that we believe we can support. Our diverse capabilities allow us to provide a wide variety of services to our existing customers as they expand their activities. We believe our high level of customer satisfaction and our depth of knowledge about our customers’ business processes enhance our position to provide these additional services.

Expand Our Customer Base.    We intend to build on our long-term customer relationships, comprehensive skill base, diverse contract vehicles and industry reputation to expand our customer base. We intend to focus on those areas that we believe provide long-term opportunities for growth and where we can provide high value-added services. Our large contract portfolio allows us to rapidly respond and provide support to new customers. We believe our strong past performance ratings and industry reputation combined with our contract portfolio will enable us to compete effectively for new customers.

Continue Our Disciplined Pursuit of Strategic Acquisitions.    We will continue to enhance our internal growth by selectively pursuing strategic acquisitions of businesses that can broaden our domain expertise and primary service offerings. We will continue to be highly selective in our acquisition program and will focus on acquiring businesses, such as our recent acquisitions of ICI and Vitronics, that primarily provide value-added services and solutions for U.S. Air Force, Land Forces and National Security customers.

Acquisitions

We employ a highly disciplined process to evaluate the strategic, financial, operational and legal aspects of acquisitions. Since our initial public offering, we have completed three strategic acquisitions. Each of the acquired businesses has been accretive to earnings and has expanded our customer reach and technical capabilities.

The following table provides information regarding our acquisitions since our initial public offering.

Name	Acquisition Date	Initial Purchase Price (in millions)	Description of Services	Primary Customer	Revenue (1) (in millions)
AMCOMP (2)	October 2002	$7.3	Engineering, information technology and other technical services, primarily in the areas of space systems and global positioning systems	U.S. Air Force Space Command	$10.5

ICI (3)	October 2003	$9.9	Program management, information technology and logistics services	U.S. Army	$19.4

Vitronics (4)	October 2003	$8.8	Systems engineering, information technology, software development, research and development, and systems integration services	U.S. Army	$13.8

(1)	Consolidated revenue of acquired businesses for their most recently completed fiscal years ended prior to the acquisition date.
(2)	We paid additional consideration of $1.1 million in April 2003 to the former shareholders of AMCOMP as a result of the achievement of certain performance goals under an earn-out provision. We could be required to pay the former shareholders of AMCOMP up to an additional $2.2 million in cash if certain other performance goals are achieved.
(3)	The initial purchase price consisted of shares of our common stock with a value of $2.4 million and the repayment of $7.5 million of ICI debt. We paid additional consideration of $3.5 million, which consisted of shares of our common stock with a value of $2.7 million and $0.8 million in cash, in January 2004 to the former shareholders of ICI as a result of the achievement of certain performance goals under an earn-out provision. We could be required to pay the former shareholders of ICI up to an additional $5.6 million in a combination of our common stock and cash if certain other performance goals are achieved.
(4)	We expect to pay the former shareholders of Vitronics an additional $0.8 million in cash if certain performance goals are achieved.

We frequently evaluate acquisition opportunities, and, at any given time, may be in various stages of due diligence or preliminary negotiations with respect to a number of potential transactions. We currently have identified acquisition candidates with annual revenue in excess of $400 million in the aggregate that, based on our preliminary review, may fit our acquisition criteria. All of these candidates provide services that are complementary to our existing service capability and focus on U.S. Air Force, Land Forces and National Security customers.

Our Services and Solutions

We operate through four principal service areas, which are offered separately or in combination across our customer base:

Systems Engineering and Technical Services.    We offer a broad range of systems engineering and technical services to enhance the functionality and performance of defense systems, weapons platforms, battlefield personnel and delivery systems. Our systems engineering and technical services include determination of systems requirements and goals, rapid prototyping, design, development and integration of new systems, and subsequent sustainment and support. We evaluate system designs to determine if performance enhancements or cost savings can be derived through the integration of new technologies. Our engineering services also include reverse engineering older systems, modeling and simulation of proposed systems, and performance testing of prototypes and final systems.

Information Technology.    We design, develop, upgrade and integrate complex, mission-critical information technology systems. Our services also include security engineering, network design, software development, enterprise application integration, database development, test and evaluation, configuration management, training and implementation support. We also provide simulation and modeling services that enable us to evaluate the efficiency and value of technology systems before they are implemented. Some of our engagements include the web-enablement and integration of legacy business systems, allowing our customers to benefit from their prior investments. We also design, install and maintain local area and wide area networks.

Intelligence.    We provide C4ISR services to intelligence agencies. In connection with these services, we design, develop and manage reconnaissance platforms, real-time signal processing systems, sensors, ground stations and data links, as well as evaluate and support ongoing operational intelligence collection activities. We offer specialized capabilities such as airborne and space intelligence, surveillance and reconnaissance (ISR), signals and imagery intelligence, and strategic warfare planning. We also support a variety of data collection and analysis activities. We maintain a fully accredited Sensitive Compartmented Information Facility (SCIF) including communications and processing capabilities for technical support of specialized systems and sensitive technologies. Much of this work is tightly controlled within compartmented and special access security channels.

Program Management.    We provide program management support that extends the useful life of existing defense systems and reduces life-cycle costs. Program management activities include developing and implementing acquisition strategies, cost modeling, identification of suppliers and vendors, provision planning, contract performance monitoring, program planning and scheduling, financial management, operational effectiveness analysis, risk analysis and security planning. Specifically, we provide engineering and sustainment support, and modifications of and upgrades to defense systems featuring new sensor devices, radios, engines and other electronic components. We are involved in support programs to extend the service of aging aircraft and other defense systems and components, which includes the sourcing and repair of diminishing parts for our customers. In addition, it is not uncommon for our other service offerings to lead to program management services, such as in the case of the ROBE, Forward Looking Infrared (FLIR) and MH-53 modification programs.

Our Core Capabilities

We apply the following core capabilities across our four service areas described above:

Systems Support.    We provide complete life-cycle support of military, defense, intelligence and information technology systems. The activities start with requirements analysis and system design, and then move to acquisition and integration of these systems. We continue our support into the operation and support phases and provide continuing improvements and sustainment.

Acquisition Management.    We assist our customers with strategy and planning, cost analysis, scheduling and delivery assessment for the acquisition of systems and services. Many of our managers previously served as acquisition managers for the government and have extensive knowledge of the process and program needs.

Systems Integration.    We provide systems integration of hardware and software components for our customers’ legacy systems. We analyze customer systems, applications and platforms and develop solutions to sustain or improve system performance and increase system availability.

Network Design and Maintenance.    We provide network support services for complex communications systems. Our communications engineers and technicians provide site surveys, engineering and installation support for local area networks, wide area networks, telephone switches and cable plants, including the installation of fiber-optic cable systems at government facilities throughout the world.

Information Assurance.    We provide comprehensive information assurance programs that assess and implement integrated physical, technical, operations, personnel, computer and communication security requirements, including disaster recovery assessment. We design, test and certify security systems as well as audits and inspections. These services are provided for both classified and unclassified systems.

Logistics Activities.    We design and develop integrated logistics support plans designed to optimize the deployment, readiness, performance and subsequent extraction of military personnel and equipment. We also design sophisticated platforms that coordinate and integrate information management systems.

Testing and Evaluation.    We test and evaluate complex, mission-critical hardware and software systems. Our services improve the performance, reliability, maintainability, supportability and effectiveness of many defense and weapon systems. We develop and operate customized testing and evaluation facilities that are both fixed and mobile.

Business Process Outsourcing.    We assist customers in the management of certain supply processes to improve performance and reduce costs. We develop training programs, define meaningful performance metrics, support process definition and reengineering, perform cost modeling and source and procure parts.

Representative Customer Engagements

Systems Engineering and Technical Services

Objective

•	Design, develop and reengineer warfighter systems for the U.S. Air Force, U.S. Army, U.S. Marine Corps and U.S. Coast Guard to reduce cost, improve functionality and enhance the transformation of the warfighting capabilities of the armed services.

Services

•	We have led programs for the design, development, integration, testing and deployment of aircraft modifications that will significantly increase the warfighting capabilities of the armed forces. These programs include the ROBE “Smart Tanker” modification for the KC-135s, which permits KC-135 tankers to multi-task as communication nodes with satellite links to enhance the sighting capabilities of the U.S. military to support a network-centric battlefield. We have also led the FLIR modification for Special Operations Forces C-130s and U.S. Coast Guard helicopters which extends the serviceability and useful lives of these aircraft by enhancing their onboard vision technologies. We are also developing the latest Joint Threat Emitter to train our nation’s fighter pilots to better recognize, evade and thwart enemy threats.

•	We provide engineering and systems analysis for sophisticated battlefield protection devices, sensors, and communication components for soldiers with a major emphasis on weight reduction and increased carrying capacity. We are actively evaluating various aspects of mobile power solutions for the U.S. Army, including general system requirements, fuel sources, deployability, weight reduction and cost containment. We also provide a range of simulation and modeling services for military gear and support equipment, such as Electro-Optical Infrared (EO/IR) and electronic warfare equipment, including mechanical design for integrated hardware and software systems to improve functionality.

•	We provide services to the Special Operations Forces, which requires engineering support to modify, upgrade and support their extensive and varied SOF aircraft and weapon systems. One of our most recent examples is the modification of the MH-53 Pavelow helicopter fleet to the most recent model and then further enhancing the fleet to include Automatic Hold and Hover Stabilization devices. These modifications will extend the useful life of the MH-53 as well as enhance its ability to operate more effectively at night and in poor weather.

Information Technology

Objective

•	Design, develop, maintain and upgrade information systems for command and control and other mission critical programs.

Services

•	We design, develop and maintain a number of antenna array components for the Jet Propulsion Laboratory’s Deep Space Network (DSN). The network consists of antennas that support interplanetary spacecraft missions (such as the recent Mars probes) and radio and radar astronomy observations for the exploration of the solar system and the universe. The network also supports selected earth-orbiting missions. Our professional staff provides specialized engineering, operations and maintenance to the various antenna array installations. Our support includes the DSN installations in Goldstone, California; Canberra, Australia; and Madrid, Spain, as well as maintenance and operations of various NASA space support sites. We focus on software engineering, microwave systems, signal processing, mechanical, hydraulic and electrical systems and real-time controls in support of the DSN antenna arrays from development and installation through testing and maintenance. Engineering support includes initial subsystem installations, modifications and upgrades.

•	For the Defense Information Systems Network (DISN), we provide network management and network engineering. As network managers, we schedule maintenance, monitor and troubleshoot the network system, analyze performance and conduct operational tests to maintain reliable service. As network engineers, we model networks and perform engineering analyses.

•	We manage the AMC Command Post and Field Exercise Program. We provide time-critical evaluations for command and control systems used during AMC command post, field and contingency planning exercises. Deficiencies are identified in After-Action Reports, which are used to identify the need for additional telecommunications connectivity throughout the world to support the movement of people and cargo.

•	We provide software quality assurance support to the U.S. Transportation Command (USTRANSCOM) for the Global Transportation Network (GTN). The GTN is a command and control system used to monitor and manage airlift and sealift resources under the operational control of USTRANSCOM. We perform all software testing of formal releases made by the development contractor, to include software and regression testing for development and maintenance releases. Our services also include a technical analysis of all deliverables produced by the development contractor.

Intelligence

Objective

•	Provide engineering, analysis, management and operational support to the intelligence community to ensure continuity and analysis of ongoing collection activities while supporting the development and integration of future architectures and capabilities.

Services

•	We support the U.S. Air Force Reconnaissance System Program Office, other Department of Defense agencies and the intelligence community in evaluating emerging Signals Intelligence architectures and their application for both airborne and non-airborne use.

•	We develop and analyze requirements and specifications for platforms, sensors, data links, ground segments, and other technologies supporting all phases of the intelligence cycle.

•	We support the U-2 and Global Hawk reconnaissance systems with ongoing requirements analysis at the Air Combat Command level as well as operational support at the U.S. Air Force Wing level. To improve efficiency and allow operation with fewer staff than previously required, we have developed and implemented a number of automated tools to facilitate functions previously requiring extensive human support.

•	We provide engineering and management support to emerging space-based collection systems such as the Space Tracking and Surveillance System—formerly known as the Space-Based Infrared System-low (SBIRS-low). This intelligence collection system allows our military and intelligence organizations to track significant ground movements of enemy forces.

Program Management

Objective

•	Develop and implement management, acquisition and logistics processes to ensure customer programs meet cost, schedule, and performance requirements. Assist our government customers across the full spectrum of program management activities from the definition of requirements through the design, development, and testing of systems, subsystems and components.

Services

•	For acquisition programs managed by the Aeronautical Systems Center at Wright Patterson AFB, we provide support to all functional aspects of weapons system acquisition, to include cost control and reporting, specification compliance, analysis of test results, and activities related to system and modification deployment. For the F-15, F-16, B-1 and C-130, we also support sustainment and modification programs at the Air Logistics Centers, many times in conjunction with our systems engineering engagements.

•	We manage multiple programs for the U.S. Army involving Mobile Electric Power (MEP) and PM Soldier. We provide a broad spectrum of services in support of MEP, a program designed to provide mobile power capabilities to the armed forces. We also manage PM Soldier, a program designed to improve the functionality and effectiveness of U.S. soldiers.

•	We manage a program called Diminishing Manufacturing Sources and Material Shortages (DMSMS), which involves the development of a system to track and predict the availability of, and ensure sources for, the components of various defense systems. Through statistical analysis, reverse engineering and cost analysis, we identify and resolve reliability and maintainability issues stemming from diminishing manufacturing sources and material shortages of equipment and parts for several mission critical national defense programs.

Our Customers

Our customers are primarily U.S. federal government intelligence, military and civilian agencies. Our revenue derived from federal government customers, consisting primarily of the Department of Defense and the intelligence community, accounted for more than 95% of our total revenue for the nine months ended September 30, 2003. For the same period, we derived approximately 83% of our revenue as a prime contractor and approximately 17% of our revenue as subcontractor to other defense companies.

The following departments and agencies are representative of our government customer base. Due to the sensitive nature of our intelligence business base and in accordance with our customers’ preferences and requirements, we are prohibited from disclosing detailed information regarding specific intelligence customers that we support or the specific systems involved.

U.S. Air Force

•      Secretary of U.S. Air Force (Pentagon)

•      Air Combat Command

•   Headquarters Offices

•   Director for Plans and Programs

•   Director for Requirements

•   Director for Logistics

•   Director of Intelligence

•   Director of Operations

•   9th Reconnaissance Wing (U-2 Aircraft)

•      Air Mobility Command

•   Headquarters

•   Director for Operations

•   Director for Plans

•   Mobility Analysis Support Systems Office

•      Electronic Systems Center

•   Integrated Digital Equipment Office

•   Material Systems Group Technical Data Program Office

•      Warner Robins Air Logistics Center

•   Special Operations Program Office

•   C-130 Program Office

•   Electronic Warfare Product Group

•   Depot Maintenance Accounting and Production System Program Office

•   60K Tunner Loader System Program Office

•      Oklahoma City Air Logistics Center

•   B-1B System Program Office

•   B-52 System Program Office

•   Air Launch Cruise Missile System Program Office

•      Ogden Air Logistics Center

•   Communications Directorate

•   Space and C3I Directorate

•   Atmospheric Early Warning and Detection Programs Office

•   F-16 Systems Support Management

•   Aircraft, Mature and Proven Aircraft Office

•      U.S. Air Force Research Laboratory

•   Sensors Directorate

•   Materials Lab

•      U.S. Air Force Communications Agency

•      U.S. Air Force Command and Control, Intelligence, Surveillance and Reconnaissance Center

•      Special Operations Command

•   Det 1, 46th Operations Group

•   Special Operations Forces System Program Office

•   Special Operations Forces Support Center

•      Pacific Air Forces Command

•   Hardened Theater Air Command Center

•   Information Technology (IT) offices in Alaska, Guam, Hawaii, Japan and Korea

•      Aeronautical Systems Center

•   F-16 System Program Office

•   Air Combat System Program Office

•   F-15 System Program Office

•   Reconnaissance Systems Program Office

•   Joint Strike Fighter Systems Program Office

•   Flight Training System Program Office

•   B-1B System Program Office

•   Training Systems Product Group

•   Special Operations

•   C-130J Systems Program Office

•   B-2 Systems Program Office

•   JSECST System Program Office

•   Propulsion System Program Office

•   Aerospace Enterprise System Program Office

•   Department of Defense Deskbook

•   KC-135 System Program Office

•   Joint Helmet Mounted Cueing System Program Office

•   Tri-Service Standoff Attack Missile System Program Office

•   Alternative Dispute Resolutions and Litigation

•   U.S. Air Force Museum

•   Tri-Care Region 5

•   U.S. Army Trial Team

•   Defense Contract Management Agency

•      Headquarters U.S. Air Force Materiel Command

•   Transformation Office

•   Requirements Directorate

•   Engineering and Technical Management Directorate

•   Logistics Directorate

•   U.S. Air Force Departmental Standardization Office

•      U.S. Air Force Space and Missile Systems Center

•   Defense Meteorological Satellite Program Systems Program Office

•   Military Satellite Communications Joint Programs Office

•   NAVSTAR Global Positioning Satellite Joint Program Office

•   Space-Based Radar System Program Office

•   Space Tracking Space Surveillance Program Office

U.S. Army

•      U.S. Army CECOM Acquisition Center, Ft. Monmouth, NJ

•   Software Engineering Directorate

•   Program Executive Officer for Intelligence and Electronic Warfare, and Sensors (PEO IEW&S)

•   Night Vision and Electronic Sensors Directorate (NVESD)

•   Command and Control Directorate (C2D)

•   Intelligence and Information Warfare Directorate (I2WD)

•   Survivability/Lethality Analysis Directorate of the U.S. Army Research Laboratory

•   Systems Acquisition Division

•   Special Operations Forces

•   Command and Control Integration/Interoperability (CIPO) Group

•   Command and Control Directorate, Research, Development and Engineering Center (RDEC)

•   Project Manager, Force XXI Battle Command Brigade and Below (FBCB2)

•   Program Manager, Signals Warfare (PM SW)

•   Office of Product Manager (PM) Firefinder

•   PM Common Ground Station/Joint Tactical Terminal (CGS/JTT)

•   PM Joint STARS/JTT/CTT

•   PM Navigation Systems

•   Space and Terrestrial Directorate

•   Information Security Branch

•   Logistics Readiness Command

•   PM Defense Messaging System

•   PM Tactical Radio Communications System

•   Project Manager Soldier (PM-Soldier)

•   Project Manager-Mobile Electric Programs (PM-MEP) at Ft. Belvoir, VA

•      U.S. Army Tank-Automotive and Armaments Command (TACOM), Picatinny Arsenal

•   U.S. Army TACOM ARDEC

•      U.S. Army TACOM

•   Watercraft Commodity Business Unit (CBU)

•   Watercraft Systems Management Office (WSMO)

•   Watercraft Inspection Branch (WIB)

•   Brigade Combat Team (PM-BCT)

•   TARDEC, PM Watercraft

•   TARDEC, HCCC SAMP

•   TARDEC, PM-LAV

•      U.S. Army, Command, Control, Communications, Computers and Intelligence (C4I) Systems Branch, Ft. Monmouth, NJ

•      U.S. Army, Office of the Project Manager—PM Army Tactical Command and Control System (PM, ATCCS), Ft. Monmouth, NJ, Ft. Hood, TX and Ft. Lewis, WA

•      U.S. Army TRADOC, Requirements Integration Directorate, Ft. Eustis and Ft. Monroe, VA

•      U.S. Army, PM—TC-AIMS, Ft. Belvoir, VA

•      Battle Command Battle Lab – Ft. Leavenworth, KS

•      Unit of Action Maneuver Battle Lab – Ft. Knox, KY

•      U.S. Army Research Laboratory Human Research Engineering Directorate

•      11th ACR – Ft. Irwin, CA

•      Commander in Chief Interoperability Program Office

•      U.S. Army Material Systems Analysis Activity – Aberdeen Proving Grounds

•      Program Manager Aviation Mission Equipment – Huntsville, AL

•      Program Manager Close Combat Support

•      Program Manager Aerial Common Sensor

•      Program Manager Fixed Wing

•      Program Manager Close Combat Support – Picatinny Arsenal, NJ

•      Program Manager Air Traffic Control – Huntsville, AL

•      Program Manager Utility Helicopter – Huntsville, AL

•      U.S. Army Forces Command (FORSCOM)

•      Third U.S. Army (ARCENT)

•      U.S. Army Europe

•      Project Manager, Light Armored Vehicle

•      Product Manager, Individual Weapons

•      Project Manager, Soldier Weapons

•      U.S. Army Infantry Center

•      Project Manager, Force Projection

•      Manager, Homeland Security Projects

•      System Manager (TSM) for Tactical Wheeled Vehicle Modernization

•      Project Manager, Brigade Combat Team Vehicle

•      Product Manager, Tactical Vehicles

•      System Manager (TSM) for Stryker/Bradley Vehicles

•      Armor School

U.S. Coast Guard	U.S. Marine Corps
• HH-65A Helicopter FLIR Integration Office	• Small Arms Weapons Program Office • USMC Base Telecommunications Infrastructure Upgrade Program Office

U.S. Joint Commands	Civilian and Other

•      U.S. Strategic Command (STRATCOM)

•      Joint Personnel Recovery Agency

•      National Security Agency

•      National Reconnaissance Office

•      U.S. Transportation Command (USTRANSCOM)

•      Defense Information Systems Agency (DISA)

•      Defense Finance and Accounting Service Ballistic Missile Defense Organization

•      U.S. Forces Japan

• National Aeronautics and Space Administration (NASA) • Defense Finance and Accounting Service • GE Aircraft Engines Sourcing • Department of Justice

Our Diverse Contract Vehicles

We compete for task orders through a variety of arrangements or contract vehicles. Our vehicles include GWACs, BPAs, GSA schedules and IDIQ contracts. We have contract vehicles in each of our service areas, allowing us to compete for business from a variety of customers. In addition, we have several blanket arrangements under which we can work with customers in multiple service areas. The contract vehicles are structured with various terms and include time-and-materials, fixed-price and cost-plus contracts. Approximately 14% of our revenue for the nine months ended September 30, 2003 was under one contract vehicle, the ASC/BPA, which expires in September 2005. Some of that work, however, was previously performed on GSA schedules and, if necessary, could possibly be converted once again to GSA vehicles, or other contracts we have. Our tasks under the ASC/BPA support or have supported over 30 different customer organizations using 99 individual task orders. We also had approximately 36% of our revenue for the nine months ended September 30, 2003 under the FAST contract. Our tasks under the FAST contract support or have supported 22 different customer organizations using over 50 individual task orders. In prior years, we previously performed a portion of the work we are now performing on the FAST contract on other contract vehicles. While the FAST contract represents an increasingly large percentage of our total revenue, we believe that the broad array of engineering, technical and management services we provide to the federal government through various contract vehicles allows for diversified business growth.

Our contract base is diversified with over 290 active contracts, including task orders on GSA contracts and major GWACs, as of September 30, 2003. The typical initial terms for our government contracts range from three years to five years, with most having an initial term of three years. The contracts may be extended by the customer for additional years.

The following table identifies some of our GSA, GWAC and IDIQ contract vehicles that have undefined scopes and significant ceilings:

Period of Performance
	Start	End	Option End Date	Customer	Current Ceiling
FAST	09/26/01	09/25/06	09/25/08	U.S. Air Force	$7.4 billion
GSA corporate contract	07/01/01	02/28/05	02/28/20	GSA	No Ceiling
SOF Support Services Contract II (SSSC II)	09/03/02	09/02/07	09/02/17	U.S. Air Force	$440 million
ASC/BPA	08/08/00	09/30/05	None	U.S. Air Force	No Ceiling
CECOM BPA	12/17/99	02/28/05	Not Specified	U.S. Army	No Ceiling
GSA Professional Engineering Services (PES)	11/15/99	11/14/04	11/16/14	GSA	No Ceiling
Technical Acquisition Support Services	03/31/00	03/30/05	None	U.S. Air Force	No Ceiling

Backlog

Backlog, which consists of funded and unfunded portions, is our estimate of the remaining future revenue from existing signed contracts, assuming the exercise of all options relating to those contracts. This estimate includes revenue for solutions that we believe will be provided in the future under the terms of executed, multiple-award contracts in which we are not the sole provider, meaning that the customers could turn to our competitors to fulfill the contract. It also includes an estimate of revenue on existing task orders that are under IDIQ contracts.

We define funded backlog as the portion of backlog for which funding currently is appropriated and obligated to us under the contract by the purchasing agency or otherwise authorized for payment to us by the customers upon completion of a specified portion of work, less revenue previously recognized. Our funded backlog does not include the full potential value of our contracts because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance over a number of years.

We define unfunded backlog as the net of the total estimated potential value of our contracts, less revenue recognized to date. Our assessment of a contract’s potential value is based upon factors such as historical trends, competition and budget availability. However, there can be no assurance that the unfunded contract value will be realized as contract revenue or earnings. We review unfunded backlog on a quarterly basis to determine whether any adjustments are necessary.

The primary source of our backlog is contracts with the federal government. At September 30, 2003, our estimated total backlog was approximately $1.2 billion and our estimated funded backlog was approximately $136 million.

Although our funded backlog at September 30, 2003 was approximately 82% of our trailing twelve month revenue, we believe that a more typically sustainable funded backlog for companies in our industry is in the range of 40% to 60% of trailing twelve-month revenue.

Sales and Marketing

We have a highly disciplined sales and marketing process utilizing the relationships of our senior management and business development staff. We also seek to leverage existing customer relationships and respond to competitive solicitations. We identify, assess and respond to new business opportunities quickly. We draw on the experience and knowledge of senior personnel across the company, including those working on-site with our customers. We have also established a formal process for evaluating new business opportunities and use our tracking systems to track the status of each bid opportunity. We have effectively used GSA contracts to respond quickly to emerging customer requirements.

To supplement and complement our core competencies, we have relationships with industry partners that enable us to work together on contracts. While we are the prime contractor on most of our contracts, we serve as subcontractor when teaming in that manner furthers our goals of expanding our customer base or pursuing high growth markets.

Employees

As of December 31, 2003, we had approximately 1,500 employees, including more than 65% with government security clearances of Secret or higher and approximately 15% with security clearances of Top Secret or higher. Obtaining a security clearance typically requires a candidate to be sponsored by the government with respect to a particular requirement, entails extensive background investigations that typically take from six months to a year or more and, for the more restricted access, requires successful completion of polygraph testing. Non-technical employees serve primarily in support roles. None of our employees is a party to any collective bargaining agreements. We consider our relations with employees to be good.

We believe that we are successful in retaining our employees by offering competitive salary structures, attractive incentive compensation and benefits programs, career growth opportunities, flexibility in work assignments and the opportunity to perform mission-critical services, often in classified environments. Before we pursue external recruiting, we typically offer our current employees the opportunity to respond to new internal job opportunities.

Legal Proceedings

From time to time, we are involved in legal proceedings arising in the ordinary course of business. We do not believe that any pending litigation will have a material adverse effect on our financial condition or results of operations. For more information, please see Note Q to our audited consolidated financial statements for the year ended December 31, 2002 and Note I to our unaudited condensed consolidated financial statements for the nine months ended September 30, 2003, included elsewhere in this prospectus.

Facilities

We have maintained our corporate headquarters in Dayton, Ohio since 1984. We presently lease a 53,000 square foot facility at 4032 Linden Avenue. The lease expires on November 16, 2018.

We maintain one Sensitive Compartmented Information Facility, comprising approximately 3,500 square feet in Dayton, Ohio. This is a reinforced facility with multiple secure zones, protected electronically and restricted to special classified “need to know” program access. This facility is also cleared for Top-Secret Sensitive Compartmented Information (SCI) and Special Access data handling and storage. Five of our other locations in the United States are cleared for secret handling and storage.

MANAGEMENT

Executive Officers and Directors

The following table identifies our executive officers and directors and indicates their ages and positions as of December 31, 2003:

Name	Age	Position
Rajesh K. Soin	56	Chairman of the Board and Director
David S. Gutridge	57	Chief Executive Officer, Secretary and Director
John E. Longhouser	60	President
Michael I. Gearhardt	49	Chief Financial Officer, Senior Vice President and Treasurer
Benjamin D. Crane	68	Chief Operating Officer and Executive Vice President
Donald H. Weisert	60	Senior Vice President and Assistant Chief Operating Officer
Hugh K. Bolton	45	Senior Vice President
James C. Clark	62	Senior Vice President
Don R. Graber	60	Director
Lawrence A. Skantze	75	Director
Kenneth A. Minihan	60	Director
William E. MacDonald, III	57	Director
Lester L. Lyles	57	Director

Set forth below is biographical information for our executive officers and directors.

Rajesh K. Soin has served as our Chairman of the Board since May 1984 and Chief Executive Officer from 1984 until May 2002. Mr. Soin has also served as Chairman of the Board of Directors and Chief Executive Officer of Soin International, LLC, a holding company previously known as MTC International, LLC and an affiliate of ours, since 1998.

David S. Gutridge has served as Chief Executive Officer of MTC Technologies, Inc. since October 2003 and as Secretary since April 2002. He also served as Chief Financial Officer, Treasurer and Executive Vice President from April 2002 until his appointment as Chief Executive Officer in October 2003. Mr. Gutridge joined us in 1993 and served as a Group President and Chief Operating Officer for us or one of our affiliates until becoming our Chief Financial Officer in April 2002. Prior to joining us, Mr. Gutridge had an extensive business career including approximately 12 years with the Fortune 500 company, Dayco Corp., where he was a director and held various offices such as Executive Vice President and Chief Financial Officer, and President and Chief Operating Officer. Mr. Gutridge has been a director of ours since 2002.

John E. Longhouser, Retired Major General, U.S. Army, was appointed President in November 2003. From July 2003 to November 2003, he served as our Senior Vice President for Land Forces and Strategic Planning. Before joining us, he served as Senior Vice President, U.S. Army Programs for Burdeshaw Associates Ltd., a defense industry consulting firm, from 1997 to 2003. Prior to joining Burdeshaw Associates, Mr. Longhouser served in the U.S. Army for 33 years, culminating with his appointment as Commanding General, U.S. Army Test and Evaluation Command, at Aberdeen Proving Ground, Maryland.

Michael I. Gearhardt has served as Chief Financial Officer, Senior Vice President and Treasurer since October 2003. From 2001 until he joined us, Mr. Gearhardt served as President for the world-wide operations of Carlisle Power Transmission Products, Inc., an industrial power transmission products manufacturer. From 1991 to 2001, Mr. Gearhardt served in various financial roles within MarkIV Industries, at the time a publicly-traded automotive and industrial manufacturing company, including three years as Executive Vice President and Chief Financial Officer of the Industrial Division.

Benjamin D. Crane, Retired Colonel, U.S. Air Force, joined us in 1987 and has served as our Chief Operating Officer since January 2000. Mr. Crane served as our Director of Aerospace Division from 1991 to 2000, Central Region Planner from 1991 to 1994, Director of Project Management from 1989 to 1991 and Senior Manager for U.S. Air Force contracts from 1987 to 1989. Prior to joining us, Mr. Crane served in the U.S. Air Force for 29 years, concluding as the Deputy Commander Strategic Systems Program.

Donald H. Weisert, Retired Colonel, U.S. Air Force, joined us in 1992 and serves as our Senior Vice President and Assistant Chief Operating Officer. Mr. Weisert served as our Vice President and Director from 1999 to 2002, Department Manager from 1994 to 1999 and Program Manager from 1992 to 1994. Prior to joining us, Mr. Weisert served in the U.S. Air Force for 26 years, concluding as the Chief of Engineering and Manufacturing Development of the B-2 Advanced Technology Bomber Program Office.

Hugh K. Bolton joined us in 1992 and serves as our Senior Vice President with direct oversight of all Intelligence Community business operations. Mr. Bolton served as our Vice President and Director from 1999 to 2002, and in various technical and management positions from 1992 to 1999. Prior to joining us, Mr. Bolton served in the U.S. Air Force supporting highly sensitive programs within the U.S. Air Force and U.S. Intelligence Community.

James C. Clark, Retired Colonel, U.S. Air Force, joined us in 1991 and serves as our Senior Vice President with direct oversight of all our Engineering business operations. Mr. Clark served as our Vice President and Director from 1999 to 2002, and in various technical and management positions from 1991 to 1999. Prior to joining us, Mr. Clark served in the U.S. Air Force for 26 years, concluding as the Chief, Logistics Research Division.

Don R. Graber has served as the President of Huffy Corporation, a sporting goods manufacturer, since 1996 and as Chairman of the Board and Chief Executive Officer of Huffy since 1997. Mr. Graber also served as Chief Operating Officer of Huffy from 1996 until 1997. Mr. Graber is a director of Huffy Corporation, Precision Castparts Corporation and Amcast Industrial Corporation. He has been a director of ours since 2002.

Lawrence A. Skantze, Retired General, U.S. Air Force, has been an independent consultant to defense and commercial companies since 1987. Prior to that, General Skantze served for approximately 35 years in the U.S. Air Force, including as Vice Chief of Staff from 1983 to 1984 and as Commander of the U.S. Air Force Systems Command from 1984 to 1987. General Skantze has been a director of ours since 2002.

Kenneth A. Minihan, Retired Lt. General, U.S. Air Force, has served as a Principal of the Homeland Security Fund for Paladin Capital Group, a private equity investment company, since 2002. Lt. General Minihan served as President of the Security Affairs Support Association, an organization that enhances intelligence business development through industry and government partnership, from 1999 to 2002. Prior to that, Lt. General Minihan served for more than 33 years in the U.S. Air Force, including from 1996 until 1999 as Director of the National Security Agency and as Director of the Defense Intelligence Agency during 1996. Lt. General Minihan is a director of BAE Systems, North America and Verint Systems, Inc. and has served as a director of ours since 2002.

William E. MacDonald, III has served as Vice Chairman of National City Corporation, a diversified financial holding company, since March 2001. Prior to that, Mr. MacDonald served in various other management positions with National City Corporation for over 30 years. He has served as a director of ours since 2002.

Lester L. Lyles, Retired General, U.S. Air Force, became Vice Commander of Ogden Air Logistics Center, Hill AFB, Utah in 1992. He next served as Commander of the center from 1993 until 1994 before being assigned to command the Space and Missile Systems Center at Los Angeles AFB, California, where he served until 1996. He was appointed Director of the Ballistic Missile Defense Organization under the Office of the Secretary of Defense in 1996. In May 1999, he was assigned as Vice Chief of Staff at Headquarters U.S. Air Force. General Lyles assumed command of AFMC in 2000. He has been a director of ours since October 2003.

PRINCIPAL AND SELLING STOCKHOLDERS

Rajesh K. Soin, the Chairman of our board of directors, is offering 1,500,000 shares of our common stock.

The following table below sets forth, as of December 31, 2003 unless otherwise indicated, certain information known to us regarding the beneficial ownership of our common stock by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	our Chief Executive Officer and the five most highly-compensated executive officers other than the Chief Executive Officer; and

•	all of our directors and executive officers as a group.

The number of shares of our common stock outstanding on December 31, 2003 was 13,210,946. That figure does not include 148,920 shares reserved for issuance upon the exercise of options granted under our 2002 Equity and Performance Incentive Plan and any shares of common stock that have been or may be issued to the former shareholders of ICI upon the achievement of certain performance goals. Percentage of ownership after the offering is based on 15,460,946 shares of common stock outstanding after completion of this offering. This table assumes no exercise of the underwriters’ over-allotment option.

Except as otherwise noted, all information with respect to beneficial ownership has been furnished by each director or executive officer, or is based on filings with the SEC, as the case may be. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of our common stock has been determined for this purpose in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934, which provide, in part, that a person is deemed to be the beneficial owner of shares of stock if the person, directly or indirectly, has or shares the voting or investment power of that stock, or has the right to acquire ownership of the stock within 60 days. Shares that are subject to stock options that may be exercised within 60 days of December 31, 2003 are reflected in the number of shares set forth below and in computing the percentage of our common stock beneficially owned by the person who owns those options.

	Shares beneficially owned prior to this offering (1)		Shares to be beneficially owned after this offering (1)
Name	Number	Percent	Number	Percent
Rajesh K. Soin (2)	7,025,752	53.2%	5,525,752	35.7%
David S. Gutridge	48,641	*	48,641	*
John E. Longhouser	2,300	*	2,300	*
Michael I. Gearhardt	1,333	*	1,333	*
Benjamin D. Crane	14,463	*	14,463	*
Donald H. Weisert	6,166	*	6,166	*
James C. Clark	5,166	*	5,166	*
Hugh K. Bolton	4,666	*	4,666	*
Don R. Graber	3,107	*	3,107	*
Lawrence A. Skantze	1,907	*	1,907	*
Kenneth A. Minihan	907	*	907	*
William E. MacDonald, III	1,407	*	1,407	*
Lester L. Lyles	—	*	—	*
All directors and executive officers as a group (15 persons)	7,120,949	53.7%	5,620,949	36.2%

*	Less than 1%.
(1)	Includes options that are exercisable within 60 days of December 31, 2003 to purchase 5,000 shares by Mr. Soin; 5,833 shares by Mr. Gutridge; 2,000 shares by Mr. Longhouser; 1,333 shares by Mr. Gearhardt; 5,666 shares by Mr. Weisert; 4,666 shares by Mr. Clark; 4,666 shares by Mr. Bolton; 907 shares by Mr. Graber; 907 shares by Mr. Minihan; 907 shares by Mr. MacDonald; and 35,219 shares by all directors and executive officers as a group.
(2)	We believe that Mr. Soin has sole voting and investment power with respect to all but 45,770 shares shown as beneficially owned by him. Mr. Soin disclaims beneficial ownership over those 45,770 shares, which were issued to his spouse in connection with our acquisition of ICI. Does not include an additional 48,408 shares that were issued to Mr. Soin’s spouse on January 2, 2004.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, there will be 15,460,946 shares of common stock issued and outstanding, based on the number of shares outstanding as of December 31, 2003, and no shares of preferred stock issued and outstanding.

As of December 31, 2003, our authorized capital stock consisted of 50,000,000 shares of common stock, $0.001 par value per share, of which 13,210,946 shares were issued and outstanding, and 5,000,000 shares of preferred stock, $0.001 par value per share, of which no shares were issued and outstanding.

Common Stock

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. Pursuant to our certificate of incorporation, holders of our common stock will not have the right to cumulative voting; therefore, the holders of a majority of the shares voting for the election of our board of directors will be able to elect all the directors standing for election, if they so choose. Our certificate of incorporation also provides for our board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected by the stockholders each year.

Subject to any superior rights of any holders of preferred stock, each outstanding share of our common stock will be entitled to such dividends as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to their proportionate share of any assets remaining after payment of liabilities and any amounts due to the holders of preferred stock. Holders of our common stock have no preemptive rights and no right to convert or exchange their common stock into any other securities. No redemption or sinking fund provisions will apply to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, without stockholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series. Our board of directors can, without stockholder approval, issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. The issuance of convertible preferred stock could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plan to issue any shares of preferred stock.

Registration Rights

The selling stockholder has demand, “piggyback” and S-3 registration rights pursuant to a registration rights agreement. The former shareholders of ICI have “piggyback” registration rights. The former shareholders of ICI have waived their registration rights with respect to this offering and the selling stockholder has waived any registration rights that conflict with the terms of this offering.

Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

UNDERWRITING

Legg Mason Wood Walker, Incorporated and Raymond James & Associates, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement between us, the selling stockholder and the underwriters, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholder have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriters	Number of Shares
Legg Mason Wood Walker, Incorporated
Raymond James & Associates, Inc.
Jefferies Quarterdeck, a division of Jefferies & Company, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total	3,750,000

The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and some of the shares to dealers at the public offering price less a concession not to exceed $         per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $         per share on sales to other dealers. If all of the shares are not sold at the public offering price, the representatives of the underwriters may change the public offering price and the other selling terms.

We and the selling stockholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 337,500 additional shares of common stock from us and 225,000 additional shares of common stock from the selling stockholder at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, a majority of our officers and directors and the selling stockholder have agreed that, with respect to us and those officers and directors, for a period of 90 days, and with respect to our selling stockholder, for a period of 180 days, from the date of this prospectus, we and they will not, without the prior written consent of Legg Mason Wood Walker, Incorporated and Raymond James & Associates, Inc., offer, sell, hedge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock held directly by them, subject to certain exceptions. Legg Mason Wood Walker, Incorporated and Raymond James & Associates, Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our common stock is traded on The Nasdaq National Market under the symbol “MTCT.”

The following table shows the underwriting discounts and commissions that we and the selling stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by MTC Technologies		Paid by Selling Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share
Total

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by an underwriter’s over-allotment option. In determining the source of shares to close out the covered syndicate short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. An underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be $0.5 million.

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In connection with our acquisition of ICI, Raymond James & Associates, Inc. acted as a financial advisor to a special committee of independent members of our board of directors and received a customary fee for acting in such capacity.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Jones Day, Cleveland, Ohio, will pass upon the validity of the issuance of the shares being sold in this offering. Certain matters will be passed upon for the underwriters by Shaw Pittman LLP, a limited liability partnership including professional corporations, Washington, D.C.

EXPERTS

With respect to the unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2003, Ernst & Young LLP, independent accountants, have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in this prospectus, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

The financial statements included in and incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is included in and incorporated by reference in this prospectus, and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be read and copied at the SEC’s Public Reference Room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including MTC Technologies, Inc. Our website is www.mtctechnologies.com. The information on our website is not a part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the documents that we file with the SEC. This means that we can disclose information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus except to the extent updated and superseded by information contained in this prospectus. Some information we file with the SEC after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the following documents (Commission File No. 000-49890) that we have filed with the SEC and any filings that we will make with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

•	Current Report on Form 8-K filed with the SEC on January 24, 2003;

•	Current Report on Form 8-K filed with the SEC on February 4, 2003;

•	Current Report on Form 8-K filed with the SEC on February 21, 2003;

•	Current Report on Form 8-K filed with the SEC on August 5, 2003;

•	Current Report on Form 8-K filed with the SEC on October 1, 2003;

•	Current Report on Form 8-K filed with the SEC on October 29, 2003; and

•	Current Report on Form 8-K/A filed with the SEC on December 15, 2003.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus. Requests should be directed to: MTC Technologies, Inc., Attention: Michael I. Gearhardt, Chief Financial Officer, 4032 Linden Avenue, Dayton, Ohio, 45432, telephone number: (937) 252-9199.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

MTC Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of MTC Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity (deficiency in net assets) and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of MTC Technologies, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

Dayton, Ohio

February 19, 2003

MTC TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002	2001
	(dollar amounts in thousands, except per share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note A)	$21,950	$60
Marketable equity securities—trading	—	167
Restricted cash (Note A)	2,503	—
Accounts receivable—net (Note B)	30,638	21,877
Cost and estimated earnings in excess of billings on uncompleted contracts (Note B)	2,171	518
Prepaid expenses and other current assets	1,343	273

Total current assets	58,605	22,895

PROPERTY AND EQUIPMENT—Net (Note C)	1,652	1,136
GOODWILL (Note L and M)	7,029	1,558
INTANGIBLE ASSETS, NET (Note L and M)	2,906	—
OTHER ASSETS (Note D)	1,296	145

TOTAL ASSETS	$71,488	$25,734

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN NET ASSETS)
CURRENT LIABILITIES:
Accounts payable	$11,345	$5,111
Restricted funds payable to the government (Note A)	2,503	—
Compensation and related items	6,500	5,612
Amount due under earn-out agreement (Note L)	1,100	—
Billings in excess of costs and estimated earnings on uncompleted contracts (Note B)	262	1,057
Current maturities of long-term debt (Note E)	—	1,000

Total current liabilities	21,710	12,780

LONG-TERM DEBT (Note E)	—	13,075
COMMITMENTS AND CONTINGENT LIABILITIES (Notes E, F and Q)

STOCKHOLDERS’ EQUITY (DEFICIENCY IN NET ASSETS):
Common stock, $0.001 par value, 50,000,000 shares authorized, 12,890,237 and 9,887,482 shares issued and outstanding at December 31, 2002, and 2001, respectively,	13	10
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none of which is outstanding	—	—
Paid-in capital (Note N)	49,834	6,399
Due from stockholder (Note N)	—	(2,000)
Retained earnings (deficit)	343	(4,530)
Treasury stock	(412)	—

Total stockholders’ equity (deficiency in net assets)	49,778	(121)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN NET ASSETS)	$71,488	$25,734

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2002	2001	2000
	(dollar amounts in thousands, except per share data)
Revenue (Note K)	$118,540	$92,590	$75,961
Cost of revenue (Note K)	96,356	75,248	61,866

Gross profit	22,184	17,342	14,095

General and administrative expenses:
Third-party	7,285	4,695	4,652
Related party (Note K)	1,063	2,774	2,862
Stock compensation expense (Note O)	5,215	—	—

Total general and administrative expenses	13,563	7,469	7,514
Intangible asset amortization (Note M)	119	1,086	471

Operating income	8,502	8,787	6,110

Interest income (expense):
Interest income (Note K)	236	411	468
Interest expense	(396)	(981)	(1,086)

Net interest expense	(160)	(570)	(618)

Income from continuing operations before income taxes	8,342	8,217	5,492
Income tax expense (Note P)	656	—	—

Income from continuing operations	7,686	8,217	5,492

Loss from discontinued operations (Note I)	—	(453)	(1,182)

Net income	$7,686	$7,764	$4,310

Basic and diluted earnings per common share:
Income from continuing operations	$0.67	$0.83	$0.56
Loss from discontinued operations	—	(0.04)	(0.12)

Net income	$0.67	$0.79	$0.44

Weighted average common shares outstanding:
Basic	11,405,351	9,887,482	9,887,482
Diluted	11,538,802	9,887,482	9,887,482

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY IN NET ASSETS)

	Common Stock		Paid-In Capital	Retained Earnings (Deficit)	Due From Stockholder	Treasury Stock	Total
	Shares	Amount
	(dollar amounts in thousands)
BALANCE—December 31, 1999	9,887,482	$10	$344	$4,107	$—	$—	$4,461
Net income				4,310			4,310
Stockholder contribution			4,055				4,055
Stockholder distributions				(2,633)			(2,633)

BALANCE—December 31, 2000	9,887,482	10	4,399	5,784			10,193
Net income				7,764			7,764
Stockholder contribution			2,000		(2,000)		—
Stockholder distributions				(18,078)			(18,078)

BALANCE—December 31, 2001	9,887,482	10	6,399	(4,530)	(2,000)		(121)
Net income				7,686			7,686
Stockholder contribution					2,000		2,000
Stockholder distributions			(6,405)	(2,813)			(9,218)
Net proceeds from initial public offering	2,875,000	3	43,832				43,835
Stock compensation expense related to issuance of stock options			5,215				5,215
Exercise of stock options	145,273		608				608
Surrender of common stock from stock option transactions	(17,518)					(412)	(412)
Other			185				185

BALANCE—December 31, 2002	12,890,237	$13	$49,834	$343	$—	$(412)	$49,778

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2002	2001	2000
	(dollar amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,686	$7,764	$4,310
Adjustments to reconcile net income to net cash provided by operating activities:
Compensation expense from stock options	5,215	—	—
Deferred income tax benefit	(1,268)	—	—
Depreciation and amortization	513	1,366	724
Discontinued operations	—	453	1,182
Other	10	3	(61)
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	(7,710)	(324)	(4,444)
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,653)	1,081	(366)
Prepaid expenses and other assets	(710)	(39)	297
Accounts payable	5,770	(1,734)	1,577
Compensation and related items	365	1,695	608
Billings in excess of costs and estimated earnings on uncompleted contracts	(795)	330	(158)
Other current liabilities	(178)	(147)	(201)

Net cash provided by operating activities	7,245	10,448	3,468

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of marketable equity securities	167	33	71
Purchase of AMCOMP Corporation	(7,343)	—	—
Purchase of RJO Enterprises, Inc.	—	—	(3,875)
Purchase of marketable equity securities	(10)	—	—
Proceeds from sale of property and equipment	—	722	—
Additions to property and equipment	(908)	(659)	(274)
Increase in advances to affiliates	—	(923)	(2,520)

Net cash used in investing activities	(8,094)	(827)	(6,598)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	43,835	—	—
Issuance of common stock	609	—	—
Net (repayments) borrowings on the revolving credit agreement	(9,075)	(5,907)	3,168
Payments on long-term debt	(5,000)	(864)	(22)
Proceeds from long-term borrowings	—	2,000	—
Capital contribution	2,000	—	4,055
Repurchase of common stock	(412)	—	—
Cash distributions to stockholder	(9,218)	(4,508)	(2,633)

Net cash provided by (used in) financing activities	22,739	(9,279)	4,568

Net cash used in discontinued operations	—	(342)	(1,452)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,890	—	(14)
CASH AND CASH EQUIVALENTS:
Beginning of period	60	60	74

End of period	$21,950	$60	$60

NON-CASH DISTRIBUTION TO STOCKHOLDER:
Net assets of discontinued operations		$3,464
Advances to affiliates		9,055
Land and related development costs		1,105
Other assets		274
Other liabilities		(328)

		$13,570

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands, except per share data)

A.    SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations—We are primarily engaged in providing systems engineering, information technology, intelligence and program management services focusing primarily on U.S. defense, intelligence and civilian federal government entities.

Sales to the federal government represent substantially all of our revenue. Consequently, accounts receivable balances consist primarily of amounts due from the federal government. In 2002, there were two contract vehicles containing over 60 task orders, which accounted for approximately 37% of our total revenue. While the contract vehicles represent a significant portion of our total revenues, we believe that the broad array of engineering, technical and management services we provide to the federal government through various contract vehicles allows for diversified business growth.

Use of Estimates—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include amounts based on management’s best estimates and judgments. The use of estimates and judgments may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of MTC Technologies, Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents—We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. For these investments, the carrying amount is a reasonable estimate of fair value.

Marketable Equity Securities—Marketable equity securities are classified as trading and carried at estimated fair value with the unrealized holding gain or loss recorded in the consolidated income statements. Realized gains and losses from the sale of marketable equity securities are derived using the specific-identification method for determining the cost of securities sold. The estimated fair value of marketable equity securities is based on quoted market prices. Unrealized net gains (losses) of $53 and $(154) for the years ended December 31, 2001 and 2000, are included in general and administrative expenses. There were no unrealized net gains or (losses) for the year ended December 31, 2002.

Restricted Cash and Restricted Funds Payable to the Government—Restricted cash and restricted funds payable to the government of $2,503 at December 31, 2002, includes proceeds from sales of government property that we conducted on behalf of a government customer. We collect the funds from these sales and periodically pay them to the government over the course of the contract.

Goodwill and Intangible Assets—Prior to the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Intangible Assets, on January 1, 2002, we amortized goodwill over fifteen years. Upon adoption of SFAS No. 142, we discontinued amortization of goodwill. Purchase price allocated to intangible assets is amortized using the straight-line method over the estimated terms of the contracts. See Note M, Goodwill and Intangible Assets.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue and Cost Recognition—We recognize revenue on time-and-materials contracts to the extent of billable rates times hours delivered, plus expenses incurred. We recognize revenue on fixed-price contracts under the percentage-of-completion method based on costs incurred in relation to total estimated costs, or upon delivery of specific products or services, as appropriate. We recognize revenue on cost-plus contracts to the extent of allowable costs incurred plus a proportionate amount of the fee earned. We record provisions for estimated losses on uncompleted contracts in the period in which we identify those losses. We consider performance-based fees, including award fees, under any contract type to be earned only when we can demonstrate satisfaction of a specific performance goal or we receive contractual notification from a customer that the fee has been earned. In all cases, we recognize revenue only when pervasive evidence of an arrangement exists (including when waiting for formal funding authorization under federal government contracts), services have been rendered, the contract price is fixed or determinable, and collection is reasonably assured.

Contract revenue recognition inherently involves estimation. From time to time, facts develop that require us to revise the total estimated costs or revenues expected. In most cases, these changes relate to changes in the contractual scope of the work, and do not significantly impact the expected profit rate on a contract. We record the cumulative effects of any revisions to the estimated total costs and revenues in the period in which the facts become known.

Our federal government contracts are subject to subsequent government audit of direct and indirect costs. The majority of such incurred cost audits have been completed through 2000. Our management does not anticipate any material adjustment to the consolidated financial statements in subsequent periods for audits not yet completed.

Property and Equipment—We record our property and equipment at cost. Depreciation and amortization of property and equipment are provided using straight-line and accelerated methods over estimated useful lives. We use estimated useful lives of 3-7 years for equipment, 5 years for vehicles, 5-7 years for furniture and fixtures and 5-39 years for leasehold improvements.

Long-lived Assets—Long-lived assets and certain intangibles are reviewed for impairment, based upon the undiscounted expected future cash flows, whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable.

Fair Value of Financial Instruments—The carrying amount of our accounts receivable, accounts payable and accrued expenses approximate their fair value. There is currently no bank debt outstanding, however, our revolving credit agreement has a floating interest rate that varies with current indices and, as such, the recorded value would approximate fair value.

Income Taxes—On June 28, 2002, we changed our S corporation status to C corporation status under Internal Revenue Service regulations. As a result of this change, we were required under Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes, to establish deferred tax balances. As a result, a deferred tax benefit of $2,644 and current and non-current deferred tax assets were recognized in June 2002, primarily for timing differences between book and tax reporting associated with accrued compensation items. We recorded a provision for federal and state income taxes during the six months ended December 31, 2002.

Prior to June 28, 2002, under our S corporation election, all items of income and expense were “passed through” and taxed at the stockholder level. Therefore, we were not required to record a provision for federal and state income taxes.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Common Share—Basic earnings per common share has been computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted weighted average shares outstanding equal basic weighted average shares outstanding for the years ended December 31, 2001 and 2000 because there were no common stock equivalents outstanding during any of these periods. The weighted average shares for the year ended December 31, 2002 are as follows:

Year ended December 31, 2002
Basic weighted average common shares outstanding	11,405,351
Effect of potential exercise of stock options	133,451

Diluted weighted average common shares outstanding	11,538,802

Stock-Based Compensation—As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, we account for stock-based awards using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized in the financial statements related to employee stock option awards issued under the 2002 Equity and Performance Incentive Plan. Compensation expense of $5,215 was recognized on options that were granted to three key members of our senior management in May 2002, to the extent that the estimated fair value of the options exceeded the option price. The options granted fulfilled a stock compensation award which was made in March 2002.

Reclassifications—Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the 2002 presentation.

Recent Accounting Pronouncements—In April 2002, SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS No. 145), was issued. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from the Extinguishment of Debt-an amendment of APB Opinion No. 30, which required all gains or losses from extinguishment of debt, if material, to be classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB Opinion No. 30 will now be used to classify those gains or losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 was rescinded. SFAS No. 44 was issued to establish accounting requirements for the effect of transition to the provisions of the Motor Carrier Act of 1980, which is no longer necessary. SFAS No. 145 also amends SFAS No. 13, Accounting for Leases (SFAS No. 13), to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 became effective for fiscal years beginning after May 15, 2002, with early application encouraged, with the exception of the provisions of this statement relating to the amendment of SFAS No. 13, which are effective for transactions occurring after May 15, 2002. We do not anticipate any near term impact on the financial statements as a result of adopting this statement.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146). SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 146 is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not anticipate that the adoption of SFAS No. 146 will have any near-term impact on our financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123 (SFAS No. 148). SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We currently do not intend to voluntarily change to the fair value based method of accounting for stock-based compensation; however, we will be including the pro forma disclosures required under this statement in our quarterly reports, beginning with the quarter ending March 31, 2003. See Note O. Stock-Based Compensation Plans for 2002 pro forma disclosures.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others, (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain agreements and warranties it has issued. It also requires the guarantor to recognize, at the inception of the guarantee, a liability for the fair value of an obligation undertaken in issuing the guarantee. The recognition requirements are effective for guarantees initiated after December 31, 2002. We do not anticipate that the provisions of FIN 45 will have an impact on our results of operations, financial positions or cash flows.

B.    ACCOUNTS RECEIVABLE AND CONTRACTS IN PROGRESS

Unbilled recoverable costs and accrued profit represents costs incurred and estimated fees earned on cost-plus fixed fee and time-and-materials service contracts for which billings have not been presented to customers. Unbilled amounts of $536 and $595 at December 31, 2002 and 2001, respectively, represent retainers on government contracts that are expected to be collected during the next fiscal year.

	December 31,
	2002	2001
Amounts billed:
Federal government contracts	$13,495	$14,142
Commercial contracts	416	479
Related parties	307	600

	14,218	15,221

Unbilled recoverable costs and accrued profit:
Federal government contracts	16,478	6,704
Commercial contracts	42	(2)

	16,520	6,702
Other	—	103

	30,738	22,026
Less allowance for doubtful accounts	(100)	(149)

	$30,638	$21,877

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following relates to fixed-price contracts:

	Costs and Estimated Earnings in Excess of Billings	Billings in Excess of Costs and Estimated Earnings
December 31, 2002:
Costs and estimated earnings	$6,762	$6,391
Billings	(4,591)	(6,653)

	$2,171	$(262)

December 31, 2001:
Costs and estimated earnings	$5,263	$14,483
Billings	(4,745)	(15,540)

	$518	$(1,057)

Allowance for doubtful accounts:

Year ended December 31,	Balance at Beginning of Period	Charged to Operations	Charged to Other Accounts	Write-offs	Balance at End of Period
2002	$149	$71	$—	$120	$100

2001	$125	$8	$42	$26	$149

2000	$69	$60	$50	$54	$125

C.    PROPERTY AND EQUIPMENT

	December 31,
	2002	2001
Equipment	$3,031	$2,547
Furniture and fixtures	522	480
Leasehold improvements	331	321
Vehicles	450	18

	4,334	3,366
Accumulated depreciation and amortization	(2,682)	(2,230)

Property and equipment, net	$1,652	$1,136

Depreciation expense was $395, $279 and $254 for the years ended December 31, 2002, 2001 and 2000, respectively.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

D.    OTHER ASSETS

	December 31,
	2002	2001
Deposits and other	$144	$145
Deferred tax benefit (Note P)	1,152	—

	$1,296	$145

E.    LONG-TERM DEBT

	December 31,
	2002	2001
Revolving credit agreement:
Portion at LIBOR plus 2.5%	$—	$3,500
Portion at prime rate plus 0.25%	—	5,575
Term loan agreement, interest at prime rate or LIBOR plus 2.75%	—	5,000

	—	14,075
Less—current maturities	—	1,000

	$—	$13,075

In January 2003, we replaced our $15,000 revolving line of credit with a $35,000 revolving line of credit. We can increase this line to $50,000 subject to meeting certain requirements and obtaining our banks’ approval. The agreement is for an initial term of three years and has an “evergreen” feature whereby it can be extended an additional year, each year, by mutual agreement with our banks.

The interest rate we would pay if we had any borrowings under our line of credit through March 31, 2003, would be prime rate less 25 basis points or 150 basis points above the London Interbank Offered Rate (LIBOR) rate. After March 31, 2003, the interest rate we would pay if we have any borrowings will be dependent on the ratio of funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA).

In the event that we utilize the new revolving line of credit, any borrowings under the agreement would be secured by a general lien on our consolidated assets. In addition, we would be subject to certain restrictions, and would be required to meet certain financial covenants. The restrictions include among other things, limitations on our ability to pay dividends.

F.    OPERATING LEASES

We lease certain administrative facilities from related parties and others. The related party leases expire on December 31, 2003. We anticipate entering into a long-term lease sometime in 2003, however, the terms and conditions have not yet been determined. Operating leases require monthly payments and expire at various dates through 2006. Additionally, renewal options for additional terms of three to five years are included in most agreements. Total operating lease expense totaled $2,055, $1,969 and $1,665 for the years ended December 31, 2002, 2001 and 2000, respectively.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum annual rental payments under operating leases are as follows:

Year Ending December 31,
2003	$1,996
2004	844
2005	376
2006	18

$3,234

G.    SUPPLEMENTAL CASH FLOW INFORMATION

Other cash flow information for the year ended December 31, 2002, 2001 and 2000, is as follows:

	December 31,
	2002	2001	2000
Interest paid	$396	$981	$1,086
Federal, state and local income taxes paid	$2,294	$60	$33
Non-cash payable under earn-out agreement	$1,100	$—	$—

H.    PROFIT SHARING PLAN

We sponsor a defined contribution 401(k) profit sharing plan that covers all eligible full-time and part-time employees. An eligible employee may make pre-tax contributions to the plan of up to 15% of his or her compensation. We provide 50% matching funds for eligible participating employees, limited to the employee’s participation of up to 10% of earnings. Our contributions to the plan totaled $1,844, $1,293 and $1,019 for the years December 31, 2002, 2001 and 2000, respectively.

I.    DISCONTINUED OPERATIONS

In anticipation of our initial public offering, we disposed of or discontinued substantially all of our operations that were not related to our core business. Accordingly, effective December 31, 2001, we distributed our wholly owned subsidiaries, MTC Manufacturing, Inc. (a manufacturer of steel and aluminum products with sales of approximately $4 million in 2001) and Freund Laws, Inc. (a non-operating company whose sole function was ownership of a partnership interest in a dormant business), and our majority interest in a real estate partnership, BC Golf Limited Partnership, to our then sole stockholder. The distributions of these entities have been recorded as discontinued operations. The operating results of these entities for the years ended December 31, 2001 and 2000 were:

	December 31,
	2001	2000
Revenue	$5,831	$2,804
Costs and expenses	6,284	3,986

Net loss	$(453)	$(1,182)

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Distribution of Other Net Assets

In addition, at December 31, 2001, we distributed to our then sole stockholder certain other net assets, which consisted primarily of advances to affiliates, land and related development costs, and various liabilities. The carrying amounts of these distributed net assets at distribution was $10,106. Land and related development costs were sold during 2001 for $722.

J.    BUSINESS SEGMENT

We operate as one segment, delivering a broad array of services primarily to the federal government in four areas, which are offered separately or in combination across our customer base. These services are Systems Engineering and Technical Services, Information Technology, Intelligence and Program Management. Although we offer the services referred to above, revenue is internally reviewed by our management primarily on a contract basis. Therefore, it would be impracticable to determine revenue by services offered. In addition, there were no sales to any foreign customers.

K.    RELATED PARTY TRANSACTIONS

We subcontract to, purchase services from, rent a portion of our facilities, and utilize aircraft from various entities that are controlled by Mr. Soin, our majority stockholder and Chairman of the Board of Directors. The following is a summary of transactions with related parties:

	Years Ended December 31,
	2002	2001	2000
Included in general and administrative expenses:
Shared services paid to related parties (Soin International)	$584	$2,447	$2,676
Shared services charged to related parties	(28)	(169)	(184)
Aircraft usage charges paid to Soin International	34	117	57
Rent paid to related parties	473	379	313

	$1,063	$2,774	$2,862

Other rent paid to related parties	$144	$259	$355

Interest income from related parties	$—	$257	$217

Sub-contracting services paid to related parties:
GTIC India (formerly MTC India)	$482	$475	$516

Aerospace Integration Corporation (AIC)	$146	$515	$1,188

Integrated Information Technology Company (IITC)	$—	$—	$17

Revenues from related parties:
International Consultants, Inc. (ICI)	$402	$457	$185

AIC	$—	$40	$28

IITC	$1,730	$1,567	$1,441

Prior to March 31, 2002, we received administrative services from Soin International, which is wholly owned by an entity related to Mr. Soin. The charges for these services generally reflected the marginal cost of the

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

service provided, plus a pro-rata share of the associated fixed costs. In addition, we lease our administrative and some operational facilities, and utilize aircraft owned, or partially owned, by entities related to Mr. Soin.

In the second quarter of 2002, we purchased, at fair value of approximately $431, a 90% ownership interest in an airplane owned by Soin Aviation. We have also entered into a sharing arrangement with Soin Aviation under which we are responsible for a pro-rata share of the fixed and marginal costs associated with aircraft owned by us and Soin Aviation.

We believe that our subcontracting, lease, and other agreements with each of the related parties identified above reflect prevailing market conditions at the time they were entered into and contain substantially similar terms to those that might be negotiated by independent parties on an arm’s-length basis.

At December 31, 2002 and December 31, 2001, amounts due from related parties were $307 and $600, respectively. At December 31, 2002, there were amounts payable to related parties of $41.

L.     ACQUISITIONS

RJO Enterprises, Inc.

On August 31, 2000, we purchased the assets and assumed certain liabilities of RJO Enterprises, Inc. (“RJO”), a government contractor. The cash price of the acquisition was $3,875. We recorded the acquisition using the purchase method of accounting. The purchase price was allocated as follows:

Accounts receivable and other current assets	$923
Intangible assets—Purchase price allocated to contracts	1,406
Property and equipment	271
Goodwill	1,711
Current liabilities	(436)

Net assets acquired	$3,875

Goodwill recognized under the agreement is deductible for income tax purposes. The revenue of RJO reflected in the Company’s 2000 consolidated income statement was $1,781.

AMCOMP Corporation

On October 18, 2002, we acquired all of the outstanding stock of AMCOMP Corporation (AMCOMP) from AMCOMP’s shareholders. AMCOMP is a technology company providing engineering services, primarily in the area of Space Systems, Global Positioning Systems (GPS) Engineering and Information Technology, to the Department of Defense, and other government agencies.

We used $7,343 of the proceeds from our recent initial public offering to purchase 100% of the stock of AMCOMP and pay acquisition costs. Through 2004, we may be required to make additional annual payments to AMCOMP’s shareholders as part of an earn-out provision of the stock purchase agreement. Under the earn-out agreement, we could be required to pay up to an additional $3,300 in purchase price should cumulative earnings meet certain goals over the period October 11, 2002 through December 31, 2004. Based on the operating results of AMCOMP for the year ended December 31, 2002, we have determined that a payment of $1,100 will be required to be paid to the former AMCOMP shareholders prior to April 15, 2003. We have recorded this earn-out

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

payment as an increase in goodwill and as an amount due under earn-out agreement on our December 31, 2002 balance sheet.

The purchase price for the AMCOMP acquisition was allocated as follows:

Accounts receivable and other current assets	$1,094
Other assets	14
Intangible assets—Purchase price allocated to contracts and non-compete agreement	3,025
Property and equipment	3
Goodwill	5,471
Current liabilities	(2,264)

Net assets acquired	$7,343

Current liabilities include the $1,100 amount due under the earn-out agreement, which is required to be paid on or before April 15, 2003. Goodwill recognized under the agreement is deductible for income tax purposes.

The value of the customer contract and non-compete covenant intangible assets was based on an independent appraisal. The customer contract intangible asset will be amortized over 6.5 years, the estimated remaining life of the contracts including renewals, and the non-compete covenant intangible asset will be amortized over 2 years, the life of the agreement.

The acquisition is consistent with our growth strategies to acquire complementary businesses to reach new customers and technologies. This acquisition will enable us to expand efforts in United States Air Force Space Systems activities, and provides us access to new markets including Global Positioning Systems (GPS) test, integration, and engineering as well as adding the Space and Missile Command as a new customer. AMCOMP has key operating locations in Los Angeles, CA, Alamogordo, NM and Colorado Springs, CO.

Pro Forma Information (unaudited)—Pro forma results of operations, as if the acquisition of AMCOMP occurred as of the beginning of the periods is presented below. These pro forma results may not be indicative of the actual results that would have occurred under our ownership and management.

	2002	2001
Revenue	$128,419	$103,059
Net income	$8,626	$5,690

Earnings per common share:
Basic	$0.76	$0.58
Diluted	$0.75	$0.58

Pro forma adjustments to 2002 and 2001 net income and earnings per common share include:

•	Pro forma adjustment to give effect to a full year of amortization of intangibles (excluding goodwill) recorded as a result of the acquisition, which would have resulted in $356 and $474, respectively, of additional amortization expense in 2002 and 2001.

•	Pro forma adjustment to reflect income taxes as if both MTCT and AMCOMP had been C corporations for the periods presented, at an estimated combined effective income tax rate of 40%. The pro forma income tax expense for 2002 and 2001 was $688 and $3,794, respectively.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Pro forma adjustment to reflect the elimination of interest income earned from July 2002 through September 2002 on the $7,343 of funds from our initial public offering that were used to consummate the acquisition. The interest rate is estimated at 2% per annum based on the applicable interest rate being earned on the invested cash as of the date of the acquisition. The pro forma adjustment to 2002 reduced interest income by $37.

The revenue of AMCOMP reflected in our 2002 consolidated statement of income was $3,212.

M.    GOODWILL AND INTANGIBLE ASSETS

On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which eliminated the amortization of goodwill and other intangibles with indefinite useful lives. In the second quarter of fiscal year 2002, we performed an impairment test of goodwill and determined that no impairment of the recorded goodwill existed. In accordance with SFAS No. 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired. On an annual basis, our impairment testing will be performed during the fourth quarter.

There were no other unamortized intangible assets at December 31, 2001. The components of other intangibles at December 31, 2002, are as follows:

	Cost	Accumulated Amortization
Purchase price allocated to customer contracts	$3,000	$116
Non-compete covenants	25	3

	$3,025	$119

Aggregate amortization expense for intangible assets for 2002, 2001 and 2000 were $119, $973, and $433, respectively. Purchased contracts are amortized on a straight-line basis.

Estimated annual intangible amortization expense for the next 5 years:

Year Ending December 31,
2003	$474
2004	471
2005	462
2006	462
2007	462

$2,331

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

Balance as of December 31, 2001	$1,558
Goodwill arising from AMCOMP acquisition	5,471

$7,029

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the effect on net income had SFAS No. 142 been adopted in prior years:

	December 31,
	2001	2000
Net income	$7,764	$4,310
Goodwill amortization	114	38

Adjusted net income	$7,878	$4,348
Basic and diluted earnings per common share:
Net income	$0.79	$0.44
Goodwill amortization	$0.01	$—

Adjusted net income	$0.80	$0.44

N.    STOCKHOLDERS’ EQUITY

At December 31, 2001, Mr. Rajesh K. Soin, our sole stockholder prior to the initial public offering, agreed to contribute $2,000 to our wholly-owned subsidiary, Modern Technologies Corp. We recorded the amount due from stockholder as a reduction in stockholders’ equity with a corresponding increase to additional paid-in capital. Mr. Soin contributed the $2,000 during the first quarter of 2002. Upon payment we reduced the amount due from stockholder.

In April 2002, MTC Technologies, Inc. (MTCT or the Company) was incorporated in Delaware. On May 3, 2002, Mr. Soin contributed all of the issued and outstanding shares of Modern Technologies Corp. (MTC) to the Company in exchange for 9,887,482 shares (post stock split as discussed below) of MTC Technologies, Inc. resulting in Mr. Soin owning all of the shares of MTC Technologies, Inc. and Modern Technologies Corp. becoming a wholly owned subsidiary of MTC Technologies, Inc. All shares, per share data and other equity amounts in the accompanying financial statements have been adjusted to give retroactive effect to the transaction.

On June 11, 2002, our Directors authorized and declared a 2,471.8707-for-1 stock split effected in the form of a dividend of 2,470.8707 shares of the common stock, par value of $0.001 per share for each one share of common stock. All shares and per share amounts in these consolidated financial statements have been adjusted to reflect this stock split. Our directors also increased the number of authorized shares of $0.001 par value common stock to 50 million and authorized 5 million shares of $0.001 par value preferred stock, of which none is outstanding.

On July 3, 2002, we successfully completed our initial public offering of common stock and received net proceeds of approximately $43,835 from the offering, after deducting our portion of estimated expenses and the underwriting discount. The proceeds were used to pay off approximately $21,000 of principal and accrued interest outstanding under our term loan and revolving credit facility, with the balance invested in short-term investment grade, interest-bearing securities and guaranteed obligations of the United States and its agencies. In the fourth quarter of 2002, we used $7,343 of these proceeds to acquire 100% of the outstanding common stock of AMCOMP Corporation and to pay acquisition costs. We plan to use the remaining proceeds for working capital and general corporate purposes, possibly including the acquisitions of additional complementary businesses.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

O.    STOCK-BASED COMPENSATION PLANS

In March 2002, Mr. Soin, the sole stockholder prior to the initial public offering, made a binding commitment to award $5,215 in stock-based compensation to three key members of our senior management, Michael Solley, President and Chief Executive Officer, David Gutridge, Chief Financial Officer, and Benjamin Crane, Chief Operating Officer, to reward the executives for their major contributions to our past profitability, growth and financial strength. The award in March was to be settled either by delivery to the recipients of a fixed number of fully vested shares or of a number of fully vested options with an intrinsic value of approximately $5,215 (the difference between the exercise price and the estimated fair value of the shares of $16.75 per share). We recorded the $5,215 expense associated with this stock compensation award in March 2002. The liability recorded in March was classified as a current liability.

In April 2002, to achieve certain tax benefits for the executives, Mr. Soin decided to issue stock options to satisfy the $5,215 stock compensation award. Stock option agreements to purchase 415,273 shares of our common stock at $4.19 per share were entered into with the executives. These options were formalized on May 3, 2002, when stock option agreements were signed by the grantees, which established the measurement date. The options were immediately exercisable after that date. Mr. Solley was awarded an option to purchase up to 346,061 shares. Messrs. Gutridge and Crane each were awarded options to purchase up to 34,606 shares. These options expire ten years from their date of grant. Once the liability for the stock compensation was settled by the issuance of stock options the $5,215 liability was reclassified to paid-in capital on our balance sheet. As of December 31, 2002, 145,273 of these options were exercised.

In May 2002, our board of directors adopted our 2002 Equity and Performance Incentive Plan with the approval of Mr. Soin. The 2002 Equity and Performance Incentive Plan provides for the grant of incentive stock options and nonqualified stock options and the grant or sale of restricted shares of common stock to our directors, key employees and consultants. The board may provide for the payment of dividend equivalents, on a current or deferred or contingent basis, on the options granted under the plan. The board may also authorize participants in the plan to defer receipt of their common stock upon exercise of their stock options and may further provide that such deferred issuances include the payment of dividend equivalents or interest on the deferred amounts. The board may condition the grant of any award under the plan on a participant’s surrender or deferral of his or her right to receive a cash bonus or other compensation payable by us. The board can delegate its authority under the plan to any committee of the board.

Shares Reserved; Plan Limits.    We have reserved a total of 474,599 shares of our common stock for issuance under the 2002 Equity and Performance Incentive Plan, subject to adjustment in the event of forfeitures, transfers of common stock to us in payment of the exercise price or withholding amounts or changes in our capital structure. The number of shares that may be issued upon the exercise of incentive stock options will not exceed 474,599 shares. No participant may be granted options for more than 24,718 shares during any calendar year, and no non-employee director will be granted awards under the plan for more than 24,718 shares during any fiscal year. The number of shares issued as restricted shares will not exceed 74,156 common shares. As of December 31, 2002, 74,720 options were awarded under this plan.

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to 2002, we did not have stock-based compensation plans. The following table summarizes activity in our stock-based compensation plans for the year ended December 31, 2002:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	—	$—
Granted	489,993	6.14
Exercised	(145,273)	4.19
Forfeited	—	—

Outstanding at end of year	344,720	$6.96

Exercisable at end of year	270,000

The following table summarizes certain information for options currently outstanding and exercisable at December 31, 2002.

	Options outstanding			Options exercisable
	Shares	Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.19	270,000	9 years	$4.19	270,000	$4.19
$16-17	74,720	10 years	$16.96	—	—

	344,720			270,000

Pro Forma Disclosures

We apply APB 25 and related interpretations in accounting for our stock option plans. Accordingly, no compensation cost has been recognized for the stock options issued under the 2002 Equity and Performance Incentive Plan because the options were granted with an exercise price equal to the stock price on the date of grant. Compensation expense was recognized on the options that were granted in May 2002, to the extent that the estimated fair value of the options exceeded the option price. Had compensation costs been determined based on the fair value of the options on the grant dates consistent with the methodology prescribed by SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below. Because future stock option awards may be granted and because it is unlikely that actual events will ever exactly match the assumptions used in making these calculations, the pro forma impacts shown below are not necessarily indicative of the impact in future years.

Year ended December 31, 2002
Net income
As reported	$7,686
Pro forma	$7,379
Diluted earnings per common share
As reported	$0.67
Pro forma	$0.64

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of the options granted (which is amortized over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

Year ended December 31, 2002
Expected life of options	3 years
Risk-free interest rate	4.03%
Expected volatility of stock	43.0%
Expected dividend yield	0.0%

The weighted average fair value of options granted during the year ended December 31, 2002 was $12.20 per share.

P.    INCOME TAXES

On June 28, 2002, we changed our S corporation status to C corporation status under Internal Revenue Service regulations. As a result of this change, we were required under Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes, to establish deferred tax balances. In June 2002, we recognized a deferred income tax benefit of $2,644 on our income statement and a current deferred income tax asset of $610, included in prepaid expenses and other current assets on our balance sheet, and a non-current deferred income tax asset of $2,034, included in other assets on our balance sheet, primarily for timing differences between book and tax reporting associated with accrued compensation items. For the six months ended December 31, 2002, we recorded a provision for domestic federal and state income taxes.

Prior to June 28, 2002, under our S corporation election, all items of income and expense were “passed through” and taxed at the stockholder level. Therefore, we were not required to record a provision for federal and state income taxes.

Deferred tax assets (liabilities) are comprised of the following:

December 31, 2002
Deferred tax assets related to:
Stock option compensation	$1,322
Bad debt reserves	40
Intangible amortization	26
Other accruals	498
Other	78

Total deferred tax assets	1,964

Deferred tax liabilities related to:
Depreciation	$(126)
Earnings recognized under percentage of completion	(314)
Goodwill	(71)

Total deferred tax liabilities	(511)

Total net deferred tax asset	1,453
Current portion included in prepaid expenses and other	301

Long-term portion included in other assets	$1,152

MTC TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense included in the income statement is as follows:

Year Ended December 31, 2002
Current income tax expense:
U. S. Federal	$1,708
State and local	402

Total current income tax expense	2,110

Deferred income tax expense:
U. S. Federal	911
State and local	279
Conversion from S to C corporation	(2,644)

Total deferred income tax expense	(1,454)

Total income tax expense	$656

The effective tax rates differ from the U.S. Federal income tax rate for the following reasons:

Year Ended December 31, 2002
Income tax expense at the U.S. statutory rate	$2,836
Conversion from S to C corporation	(2,644)
State and local taxes	405
Other	59

Income tax expense	$656

Q.    CONTINGENCIES

We are a defendant in a lawsuit filed by Bear Stearns Merchant Fund Corp. for breach of contract and other matters in connection with their proposal to purchase Modern Technologies Corp. The suit asks for damages in an amount of at least $2,000. Our outside counsel has advised us that at this stage in the proceedings they cannot offer an opinion as to the probable outcome. We believe that the suit is completely without merit and intend to vigorously defend our position.

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors

MTC Technologies, Inc.

We have reviewed the accompanying condensed consolidated balance sheet of MTC Technologies, Inc. (the “Company”) and subsidiaries as of September 30, 2003, and the related condensed consolidated statements of operations and cash flows for the nine-month period ended September 30, 2003. These financial statements are the responsibility of the Company’s management. We did not make a similar review of the condensed consolidated balance sheet, and the related condensed consolidated statements of operations and cash flows for the nine-month period ended September 30, 2002.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements at September 30, 2003 and for the nine-month period then ended for them to be in conformity with accounting principles generally accepted in the United States.

October 21, 2003

MTC TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2003	December 31, 2002
	(dollar amounts in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$32,607	$21,950
Restricted cash	—	2,503
Accounts receivable, net	34,962	30,638
Costs and estimated earnings in excess of amounts billed on uncompleted contracts	3,642	2,171
Work-in-process inventory (Note A)	3,035	—
Prepaid expenses and other current assets	1,770	1,343

Total current assets	76,016	58,605
PROPERTY, PLANT AND EQUIPMENT, NET	1,684	1,652
GOODWILL, NET	7,157	7,029
INTANGIBLE ASSETS, NET	2,551	2,906
OTHER ASSETS	1,297	1,296

TOTAL ASSETS	$88,705	$71,488

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$20,936	$12,445
Restricted funds payable to government	—	2,503
Compensation and related items	7,715	6,500
Billings in excess of costs and estimated earnings on uncompleted contracts	345	262
Other current liabilities	882	—

Total current liabilities	29,878	21,710
COMMITMENTS AND CONTINGENCIES (Note I)

STOCKHOLDERS’ EQUITY:
Common stock, $0.001 par value; 50,000,000 shares authorized; 13,111,127 and 12,890,237 shares issued and outstanding at September 30, 2003 and December 31, 2002, respectively	13	13

Paid-in capital	51,314	49,834
Retained earnings	8,861	343
Treasury stock	(1,361)	(412)

Total stockholders’ equity	58,827	49,778

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$88,705	$71,488

See notes to condensed consolidated financial statements.

MTC TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,
	2003	2002
	(dollar amounts in thousands, except per share data)
Revenue	$129,096	$81,930
Cost of revenue	107,722	66,633

Gross profit	21,374	15,297
General and administrative expenses:
General and administrative expenses, excluding stock compensation expense	7,117	6,005
Stock compensation expense (Note D)	—	5,215

Total general and administrative expenses	7,117	11,220
Intangible asset amortization	356	—

Operating income	13,901	4,077
Interest income (expense):
Interest income	225	144
Interest expense	—	(396)

Net interest income (expense)	225	(252)
Income before income tax expense (benefit)	14,126	3,825
Income tax expense (benefit) (Note A)	5,608	(1,067)

Net income	$8,518	$4,892

Earnings per common share:
Basic	$0.65	$0.45

Diluted	$0.65	$0.44

Weighted average common shares outstanding:
Basic	13,041,024	10,911,890
Diluted	13,134,983	11,030,906

See notes to condensed consolidated financial statements.

MTC TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2003	2002
	(dollar amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,518	$4,892
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation expense	—	5,215
Deferred income tax benefit	—	(2,644)
Depreciation and amortization	659	356
Losses on marketable equity securities	—	10
Changes in operating assets and liabilities:
Accounts receivable	(4,324)	(4,902)
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,471)	(1,398)
Work-in-process inventory	(3,035)	—
Prepaid expenses and other assets	(429)	(709)
Accounts payable	9,591	1,662
Compensation and related items	1,215	433
Billings in excess of costs and estimated earnings on uncompleted contracts	83	(836)
Other current liabilities	881	237

Net cash provided by operating activities	11,688	2,316

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of marketable equity securities	—	167
Payments for business purchased	(1,227)	—
Purchase of property and equipment	(335)	(814)
Purchase of marketable equity securities	—	(10)

Net cash used in investing activities	(1,562)	(657)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	—	43,835
Proceeds from issuance of common stock	1,480	338
Net repayments on the revolving credit facility	—	(9,575)
Payments on long-term borrowings	—	(4,500)
Capital contribution	—	2,000
Repurchase of common stock	(949)	—
Capital distribution to stockholder	—	(9,218)

Net cash provided by financing activities	531	22,880

Net increase in cash	10,657	24,539
Cash and cash equivalents at beginning of period	21,950	60

Cash and cash equivalents at end of period	$32,607	$24,599

See notes to condensed consolidated financial statements.

MTC TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands, except per share data)

A.    SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Interim financial information—The consolidated financial statements as of September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 are unaudited and have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, necessary to present fairly the periods indicated. Results of operations for the interim periods ended September 30, 2003 and 2002 are not necessarily indicative of the results for the full year.

Income taxes—On June 28, 2002, we changed our S corporation status to C corporation status under Internal Revenue Service regulations. As a result of this change, we were required under Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes, to establish deferred tax balances. As a result, a deferred tax benefit of $2,644, and current and non-current deferred tax assets were recorded in June, 2002, primarily for timing differences between book and tax reporting associated with accrued compensation items. During the third quarter of 2002, we began recording a provision for federal and state income taxes; accordingly an income tax provision is included in the income statements for the nine months ended September 30, 2003.

Prior to June 28, 2002, under our S corporation election, all items of income and expense were “passed through” and taxed at the stockholder level. Therefore, we were not required to record a provision for federal and state income taxes; accordingly the income statement for the nine months ended September 30, 2002 does not reflect an income tax provision for periods prior to June 28, 2002.

Work-in-process inventory—We began recording work-in-process inventory during the second quarter of 2003 because some of our task orders under the Flexible Acquisition and Sustainment Tool (FAST) contract have reached the production delivery stage. On these task orders we are now required to meet customer delivery schedules as part of our program management services. The inventory relates to costs accumulated under fixed-price-type contracts accounted for under the completed contract method and certain output measures, such as units delivered, of the percentage-of-completion method. The work-in-process inventory is stated at the lower of cost or market and is computed on an average cost basis.

B.    BUSINESS SEGMENT

We operate as one segment, delivering a broad array of services primarily to the federal government in four areas, which are offered separately or in combination across our customer base. These services can be grouped into four primary areas: Systems Engineering and Technical Services, Information Technology, Intelligence and Program Management. Although we offer the services referred to above, revenue is internally reviewed by our management primarily on a contract basis. Therefore, it would be impracticable to determine revenue by services offered. In addition, there were no sales to any foreign customers.

MTC TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C.    RELATED PARTY TRANSACTIONS

We subcontract to, purchase services from, rent a portion of our facilities from, and utilize aircraft along with various entities that are controlled by Mr. Rajesh K. Soin, our majority stockholder and Chairman of the Board of Directors. The following is a summary of transactions with related parties:

	Nine months ended September 30,
	2003	2002
Included in general and administrative expenses:
Shared services paid to related parties (Soin International)	$—	$584
Shared services charged to related parties	—	(28)
Aircraft usage charges paid to Soin International	48	29
Rent paid to related parties	354	354

	$402	$939

Rent included in cost of revenues paid to related parties	$108	$108

Subcontracting services purchased from related parties:

GTIC India, Private, Ltd.	$336	$348

International Consultants, Inc.	$24	$—

Aerospace Integration Corporation	$—	$145

Subcontract services provided to related parties:

International Consultants, Inc.	$177	$385

Integrated Information Technology Corporation	$1,165	$1,396

Prior to April 1, 2002, we received administrative services from Soin International, which is wholly owned by an entity related to Mr. Soin. The charges for these services generally reflected the marginal cost of the service provided, plus a pro-rata share of the associated fixed costs. In addition, we lease our administrative and some operational facilities from entities related to Mr. Soin.

In the first quarter of 2003, we purchased at fair value a 10% ownership interest in an airplane owned by Soin Aviation for approximately $42. In the second quarter of 2002, we purchased at fair value a 90% ownership interest in another aircraft owned Soin Aviation for approximately $431. We have also entered into a sharing arrangement with Soin Aviation under which we are jointly responsible for a pro rata share of the fixed and marginal costs associated with aircraft owned by Soin Aviation and us.

We believe that our subcontracting, lease, and other agreements with each of the related parties identified above reflect prevailing market conditions at the time they were entered into and contain substantially similar terms to those that might be negotiated by independent parties on an arm’s-length basis.

At September 30, 2003 and December 31, 2002, amounts due from related parties were $444 and $307, respectively. At September 30, 2003 and December 31, 2002, amounts payable to related parties were $80 and $41, respectively. On October 1, 2003, we signed a stock purchase agreement and acquired International Consultants, Inc. (ICI) from ICI’s current shareholders. See Note H, Subsequent Events.

MTC TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

D.    STOCK-BASED COMPENSATION

Stock-compensation expense—In March 2002, Mr. Soin, the sole stockholder prior to our initial public offering, made a binding commitment to award $5,215 in stock-based compensation to three key members of our senior management, Michael Solley, our former President and Chief Executive Officer, David Gutridge, our current Chief Executive Officer, and Benjamin Crane, Chief Operating Officer, to reward the executives for their major contributions to our past profitability, growth and financial strength. The award in March was to be settled either by delivery to the recipients of a fixed number of fully vested shares or of a number of fully vested options with an intrinsic value of approximately $5,215 (the difference between the exercise price and the estimated fair value of the shares of $16.75 per share). We recorded the $5,215 expense associated with this stock compensation award in March 2002. The liability recorded in March was classified as a current liability.

In April 2002, to achieve certain tax benefits for the executives, the sole stockholder decided to issue stock options to satisfy the $5,215 stock compensation award. Stock option agreements to purchase 415,273 shares of our common stock at $4.19 per share were entered into with the executives. These options were formalized on May 3, 2002, when stock option agreements were signed by the grantees, which established the measurement date. The options were immediately exercisable after that date. Mr. Solley was awarded an option to purchase up to 346,061 shares. Messrs. Gutridge and Crane each were awarded options to purchase up to 34,606 shares. These options expired ten years from their date of grant. Once the liability for the stock compensation was settled by the issuance of stock options, the $5,215 liability was reclassified to paid-in capital on our balance sheet. As of May 1, 2003, all of these options were exercised.

Accounting for stock-based compensation—We apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for our stock option plan. Accordingly, no compensation cost has been recorded for the stock options issued under the 2002 Equity and Performance Incentive Plan because the options were granted with an exercise price equal to the stock price on the date of grant. Compensation expense was recorded on the options that were granted in May 2002, to the extent that the estimated fair value of the options exceeded the option price as discussed above. Had compensation costs been determined based on the fair value of the options on the grant dates consistent with the methodology prescribed by Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), our net income and earnings per share would have been reduced to the pro forma amounts indicated below.

Because future stock option awards may be granted and because it is unlikely that actual events will ever match the assumptions used in making these calculations, the pro forma impacts shown below are not necessarily indicative of the impact in future years.

MTC TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro forma disclosure:

	Nine months ended September 30,
	2003	2002
Net income, as reported	$8,518	$4,892
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	225	156

Pro forma net income	$8,293	$4,736

Earnings per share:
Basic—as reported	$0.65	$0.45

Basic—pro forma	$0.64	$0.43

Diluted—as reported	$0.65	$0.44

Diluted—pro forma	$0.63	$0.43

E.    EARNINGS PER COMMON SHARE

Basic earnings per common share were computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired, if any, during the period are weighted for the portion of the period during which they were outstanding. The weighted average shares for the nine months ended September 30, 2003 and 2002 are as follows:

	Nine months ended September 30,
	2003	2002
Basic weighted average common shares outstanding	13,041,024	10,911,890
Effect of potential exercise of stock options	93,959	119,016

Diluted weighted average common shares outstanding	13,134,983	11,030,906

F.    RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain agreements and warranties it has issued. It also requires the guarantor to recognize, at the inception of the guarantee, a liability for the fair value of an obligation undertaken in issuing the guarantee. The recognition requirements are effective for guarantees initiated after December 31, 2002. The adoption of the fair value provisions of FIN 45 did not have an impact on our consolidated financial statements as there were no guarantees or modifications of guarantees for the nine months ended September 30, 2003.

In December 2002, the Emerging Issues Task Force (EITF) issued EITF 00-21, Revenue Arrangements with Multiple Deliveries (EITF 00-21). EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. EITF 00-21 does not apply to deliverables in arrangements to the extent the accounting for such deliverables is within the scope of

MTC TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

other existing higher-level authoritative accounting literature. EITF 00-21 is effective for revenue arrangements entered into beginning after July 1, 2003. The adoption of EITF 00-21 did not have an impact on our consolidated financial statements and we do not anticipate the adoption of EITF 00-21 will have any near term impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 provides guidance for identifying a controlling interest in a Variable Interest Entity (VIE) established by means other than voting interests. FIN 46 also requires consolidation of a VIE by an enterprise that holds such controlling interest. We are required to adopt the provisions of FIN 46 for any variable interest entity created prior to February 1, 2003, by the end of the current fiscal year. Based on the our review of FIN 46, we do not believe we have any interests qualifying as VIEs and we do not anticipate that the provisions of FIN 46 will have any near term impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective beginning in the third quarter of 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements and we do not anticipate SFAS No. 150 will have any near term impact on our consolidated financial statements.

G.    ACQUISITION OF AMCOMP CORPORATION

On October 18, 2002, we acquired all of the outstanding stock from the shareholders of a technology company providing engineering services, primarily in the area of Space Systems, Global Positioning Systems Engineering and Information Technology, to the Department of Defense and other government agencies.

We used $7,343 of the proceeds from our June 2002 initial public offering to purchase 100% of the stock and pay acquisition costs. Based on the operating results of the acquisition for the year ended December 31, 2002, we paid an additional $1,100 to the former shareholders in April 2003. We recorded this earn-out payment as an increase in goodwill and as an amount due under earn-out agreement in our December 31, 2002 balance sheet. In April 2003, when we made this payment, we reduced the amount due under the earn-out agreement. Through 2004, we may be required to make additional annual payments to the former shareholders as part of the earn-out provision of the stock purchase agreement. Under the earn-out agreement, we could be required to pay up to an additional $2,200 in purchase price should cumulative earnings meet certain goals over the period January 1, 2003 through December 31, 2004.

H.    SUBSEQUENT EVENTS

Acquisition of International Consultants, Inc.

On October 1, 2003, we signed a stock purchase agreement and acquired International Consultants, Inc. (ICI) from ICI’s shareholders. Essentially all of ICI’s work is in the defense industry where its main focus has been to support the United States Army. ICI specializes in program management, information technology and logistics services and operations.

The initial purchase price for 100% of the outstanding common stock of ICI was $9.9 million, which was paid with $2.4 million in MTCT Common Stock and $7.5 million in assumption of ICI debt (of which approximately $2.8 million arose in connection with payments to ICI’s selling shareholders), which was

MTC TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

immediately paid with cash on hand. ICI’s former shareholders may receive additional payments through 2005, if certain operating goals are achieved. If all contingent amounts are earned, the total acquisition price could reach $19 million. Any future payments will also be paid in a combination of MTCT Common Stock and in cash. If the maximum purchase price is paid, the total payments will have been made 50% in cash or debt assumption and 50% in MTCT Common Stock.

ICI’s selling shareholders are family members of Mr. Rajesh K. Soin, MTCT’s Chairman of the Board and majority stockholder. As a result, Mr. Soin was not involved in the negotiation of the acquisition of ICI. The directors other than Mr. Soin elected a special committee of independent, non-management directors who evaluated and approved the acquisition of ICI, after engaging separate legal counsel to represent and advise them and engaging Raymond James & Associates, Inc. as a financial advisor. Raymond James issued its opinion to the special committee that the price being paid for the ICI shares was fair from a financial point of view to MTCT.

Acquisition of Vitronics Inc.

On October 24, 2003, MTCT announced that it signed a stock purchase agreement to acquire Vitronics Inc. (Vitronics) effective October 24, 2003, from Vitronics’ current shareholders. All of Vitronics’ work is in the defense industry where its main focus has been to support the United States Army. Vitronics specializes in research and development, systems engineering, information technology, software development, and system integration services.

The initial purchase price for 100% of the common stock of Vitronics was $8.8 million, which was paid from cash on hand at closing on October 31, 2003. Vitronics’ former shareholders may receive additional cash payments through 2007 if certain operating goals are achieved or contracts are awarded. Based on our current estimates, we expect the total purchase price will be approximately $9.5 million.

I.    CONTINGENCIES

We are a defendant in a lawsuit filed by Bear Stearns Merchant Fund Corp. for breach of contract and other matters in connection with their proposal to purchase Modern Technologies Corp. The suit asks for damages in an amount of at least $2,000. Our outside counsel has advised us that at this stage in the proceedings they cannot offer an opinion as to the probable outcome. We believe that the suit is completely without merit and intend to vigorously defend our position.

3,750,000 Shares

Common Stock

PROSPECTUS

                    , 2004

Joint Book-Running Managers

Legg Mason Wood Walker Incorporated	Raymond James

Jefferies Quarterdeck	BB&T Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except for the registration fee, the NASD filing fee and the Nasdaq filing fee) of the fees and expenses payable by us in connection with the sale of common stock being registered.

Registration fee	$10,205
NASD filing fee	13,200
Nasdaq National Market listing application fee	22,500
Blue sky qualification fees and expenses	10,000
Printing and engraving expenses	150,000
Legal fees and expenses	100,000
Accounting fees and expenses	100,000
Transfer agent and registrar fees	10,000
Miscellaneous	84,095

Total	$500,000

Item 15.    Indemnification of Directors and Officers.

Elimination Of Liability In Certain Circumstances

Pursuant to the authority conferred by Section 102 of the General Corporation Law of the State of Delaware, our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the General Corporation Law of the State of Delaware; or

•	for any transactions from which the director derived an improper personal benefit.

Our certificate of incorporation also provides that if Delaware law is amended to further eliminate or limit the liability of directors, then the liability of our directors will be eliminated or limited, without further stockholder action, to the fullest extent permissible under Delaware law as so amended.

Indemnification and Insurance

Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting (and, in some situations, requiring) Delaware corporations such as us to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with, among other things, their service to the corporation in those capacities. Our certificate of incorporation contains provisions requiring us to indemnify and hold harmless our directors, officers and employees to the fullest extent permitted or required by law. Among other things, these provisions require us to indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that the indemnitee is or was acting in an official capacity as our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including service with respect to any employee benefit plan) against all expense, liability and loss, including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by the indemnitee in connection with such proceeding to the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may be amended (but, in the case of any amendment, only to the extent that the amendment permits us to provide broader indemnification rights than law permitted us to provide prior to the amendment). These provisions also provide for the advance payment of fees and expenses incurred by the indemnitee in defense of any such proceeding, subject to reimbursement by the indemnitee if it is ultimately determined that the indemnitee is not entitled to be indemnified by us. We have entered into agreements with our directors, executive officers and certain other key employees providing contractually for indemnification consistent with our certificate of incorporation and bylaws.

Our certificate of incorporation also permits us to secure insurance on our behalf and on behalf of any officer, director, employee or agent for any liability arising out of actions in his or her capacity as an officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have obtained an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.

2.1	Stock Purchase Agreement, dated October 17, 2002, by and among Modern Technologies Corp., MTC Technologies, Inc. and the Shareholders of AMCOMP Corporation (incorporated by reference to Exhibit 2.1 of MTC Technologies, Inc.’s Current Report on Form 8-K (Commission No. 000-49890), filed on October 18, 2002).

2.2	Stock Purchase Agreement, dated October 24, 2003, by and among MTC Technologies, Inc., and the Shareholders of Vitronics Inc. (incorporated by reference to Exhibit 2.1 of MTC Technologies, Inc.’s Current Report on Form 8-K (Commission No. 000-49890), filed on October 29, 2003).

2.3	Stock Purchase Agreement, dated October 1, 2003, by and among MTC Technologies, Inc., Modern Technologies Corp. and Vishal Soin, Amol Soin and Indu Soin (incorporated by reference to Exhibit 2.1 of MTC Technologies, Inc.’s Current Report on Form 8-K (Commission No. 000-49890), filed on October 1, 2003).

4.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 1 to MTC Technologies, Inc.’s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 12, 2002).

4.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Amendment No. 1 to MTC Technologies, Inc.’s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 12, 2002).

4.3	Specimen certificate for shares of common stock (incorporated by reference to Exhibit 4.1 of Amendment No. 2 to MTC Technologies, Inc.’s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 24, 2002).

4.4	Registration Rights Agreement, dated as of June 11, 2002, by and between MTC Technologies, Inc. and Rajesh K. Soin (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to MTC Technologies, Inc.’s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 12, 2002).

4.5	Registration Rights Agreement, dated as of October 1, 2003, by and among MTC Technologies, Inc. and Vishal Soin, Amol Soin and Indu Soin.

5.1*	Opinion of Jones Day.

15.1	Letter regarding unaudited interim financial information.

23.1	Independent Auditor’s Consent of Deloitte & Touche LLP.

23.2*	Consent of Jones Day (included in Exhibit 5.1).

24.1	Power of Attorney.

*	To be filed by amendment.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dayton, State of Ohio, on January 21, 2004.

MTC TECHNOLOGIES, INC.

Date: January 21, 2004	By:	/S/ MICHAEL I. GEARHARDT
	Name:	Michael I. Gearhardt
	Title:	Chief Financial Officer, Senior Vice President and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* Rajesh K. Soin	Chairman of the Board and Director	January 21, 2004
* David S. Gutridge	Chief Executive Officer, Secretary and Director (Principal Executive Officer)	January 21, 2004
/S/ MICHAEL I. GEARHARDT Michael I. Gearhardt	Chief Financial Officer, Senior Vice President and Treasurer (Principal Financial Officer)	January 21, 2004
* Robert S. Zangri	Vice President and Controller (Principal Accounting Officer and Controller)	January 21, 2004
* Don R. Graber	Director	January 21, 2004
* Lawrence A. Skantze	Director	January 21, 2004
* Kenneth A. Minihan	Director	January 21, 2004
* William E. MacDonald, III	Director	January 21, 2004
* Lester L. Lyles	Director	January 21, 2004

*	This Registration Statement has been signed on behalf of the above officers and directors by Michael I. Gearhardt, as attorney-in-fact pursuant to a power of attorney filed as Exhibit 24.1 to this Registration Statement.

Dated: January 21, 2004
	By:	/S/ MICHAEL I. GEARHARDT
Michael I. Gearhardt
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.

2.1	Stock Purchase Agreement, dated October 17, 2002, by and among Modern Technologies Corp., MTC Technologies, Inc. and the Shareholders of AMCOMP Corporation (incorporated by reference to Exhibit 2.1 of MTC Technologies, Inc.’s Current Report on Form 8-K (Commission No. 000-49890), filed on October 18, 2002).

2.2	Stock Purchase Agreement, dated October 24, 2003, by and among MTC Technologies, Inc., and the Shareholders of Vitronics Inc. (incorporated by reference to Exhibit 2.1 of MTC Technologies, Inc.’s Current Report on Form 8-K (Commission No. 000-49890), filed on October 29, 2003).

2.3	Stock Purchase Agreement, dated October 1, 2003, by and among MTC Technologies, Inc., Modern Technologies Corp. and Vishal Soin, Amol Soin and Indu Soin (incorporated by reference to Exhibit 2.1 of MTC Technologies, Inc.’s Current Report on Form 8-K (Commission No. 000-49890), filed on October 1, 2003).

4.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 1 to MTC Technologies, Inc.’s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 12, 2002).

4.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Amendment No. 1 to MTC Technologies, Inc.’s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 12, 2002).

4.3	Specimen certificate for shares of common stock (incorporated by reference to Exhibit 4.1 of Amendment No. 2 to MTC Technologies, Inc.’s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 24, 2002).

4.4	Registration Rights Agreement, dated as of June 11, 2002, by and between MTC Technologies, Inc. and Rajesh K. Soin (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to MTC Technologies, Inc.’s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 12, 2002) .
4.5	Registration Rights Agreements, dated as of October 1, 2003, by and among MTC Technogies, Inc. and Vishal Soin, Amol Soin and Indu Soin.

5.1*	Opinion of Jones Day.

15.1	Letter regarding unaudited interim financial information.

23.1	Independent Auditor’s Consent of Deloitte & Touche LLP.

23.2*	Consent of Jones Day (included in Exhibit 5.1).

24.1	Power of Attorney.

*	To be filed by amendment.